MERCURY GENERAL CORPORATION ANNUAL REPORT 2007

MERCURY

SPRING 2008



INSIDE>>

Keep it Coming!

A few words with CEO, Gabriel Tirador

2007 Financial Highlights

Including Management's Discussion & Analysis

Financials

Ten Year Summary and more

Feature

When it Comes to Customer Service, is Enough Really Enough?

Guidance

A Guide for How to Choose the Right Insurance Company for You

At a Glance

Return on Equity, Dividends Per Share and Trading Range of Stock

CUSTOMER TESTIMONIALS

What Our Customers Say About Us

www.mercuryinsurance.com

07 ANNUAL REPORT



Protection for the Road Ahead



CONTENTS


8
Keep it Coming!
A few words with
CEO, Gabriel Tirador


39
Financials
Ten Year Summary
and more


Roadmap to success
Annual Report Edition
6
Critic's Corner
Revisiting past
Annuals

MERCURY*NOW*

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

George Joseph
Chairman of the Board

Gabriel Tirador
President and Chief Executive Officer

Nathan Bessin*
Senior Partner, J. Arthur Greenfield & Co., LLP
Certified Public Accountants

Bruce A. Bunner†
Retired President, Financial Structures Ltd.

Michael D. Curtius
Executive Consultant

Richard E. Grayson†
Retired Senior Vice President, Union Bank

Charles E. McClung
Chairman, McClung Insurance Agency, Inc.

Donald P. Newell*
Retired Partner,
Law Firm of Latham & Watkins, LLP

Donald R. Spuehler*†
Retired Partner,
Law Firm of O'Melveny & Myers, LLP

* Member of Audit Committee and Nominating/Corporate Governance Committee

† Member of Compensation Committee

EXECUTIVE OFFICERS

George Joseph
Chairman of the Board

Gabriel Tirador
President and Chief Executive Officer

Allan Lubitz
Senior Vice President and Chief Information Officer

Joanna Moore
Senior Vice President and Chief Claims Officer

Bruce E. Norman
Senior Vice President – Marketing

John Sutton
Senior Vice President – Customer Service

Ronald Deep
Vice President – South East Region

Christopher Graves
Vice President and Chief Investment Officer

Robert Houlihan
Vice President and Chief Product Officer

Kenneth G. Kitzmiller
Vice President – Underwriting

Theodore R. Stalick
Vice President and Chief Financial Officer

Charles Toney
Vice President and Chief Actuary

Judy A. Walters
Vice President – Corporate Affairs and Secretary

This Annual Report document includes Mercury General Corporation's financial statements and supporting data, management's discussion and analysis of financial condition and results of operations and quantitative and qualitative disclosures about market risks from the Company's Form 10-K filed with the Securities and Exchange Commission.



providing
comfort
Like a favorite pair of slippers, Mercury Insuranc provides the kind of coverage that fits just righ Our local independent agents will tailor an insurance plan just for you and your family.
Contact us today for a fast free quote.
www.mercuryinsurance.com
MERCURY
INSURANCE GROUP


Roadmap to success

[Can you judge a book by its cover?]

CRITIC'S CORNER

A LOOK BACK AT MERCURY'S LAST FIVE ANNUAL REPORTS TELLS A GREAT STORY

2006 ANNUAL

>> Readers of the 2006 Mercury Annual Report were treated to a nostalgic walk down memory lane as the company looked back on its colorful history. In a fun and entertaining approach sure to kick up memories of your own, Mercury highlighted some of its most important milestones against the backdrop of some of the most memorable moments in pop culture. The message of the book emphasized Mercury's consistency over time..."The more things change, the more they stay the same."

2005 ANNUAL

>> Mercury's 2005 Annual Report was all about momentum. With electric color and innovative photography that seemed to move at the speed of light, you got the message that the wheels at Mercury were, indeed, in motion. "Moving Ahead in High Gear," "Delivering Performance" and "Navigating from a Position of Strength" were all ideas fueling the company's progress.

2004 ANNUAL

>> It's always good to have choices. The 2004 Annual offered just that. This year, Mercury presented two companion pieces that worked together as well as on their own – one piece entitled, "Freedom to Choose," included the shareholder letter and an overview of the company's operations and strategies. The other, entitled, "Freedom to Succeed," addressed the company's financial highlights and MD&A. In this highly versatile format, readers could not only read about, but experience, why so many, when given a choice, choose Mercury.

2003 ANNUAL

>> Wouldn't we all like to have a roadmap to success? Well, Mercury followed theirs in the 2003 Annual Report. In traditional mapmaker's fashion, this report helps readers navigate through the company's most significant developments and financial milestones at a time when the company was hitting the road and expanding into new markets outside of its home state of California. Through form and function, this year's book emphasized that Mercury is always headed in the right direction.

2002 ANNUAL

>> 2002 marked Mercury's 40th anniversary. The company celebrated by unveiling a new corporate logo that embodied its past, present and future. In this year's book, the company harkened back to its deep-rooted history of providing savings, security and service. It reveled in the company's current success and looked ahead toward a bright future. This 360-degree view of the company reminds us that Mercury stands the test of time.

Credits

Concept and Design:
CMg Design Inc.
Pasadena, California
www.cmgdesign.com

Writing: Michele Feller


MERCURY
INSURANCE GROUP
The Gift that keeps on Giving

A Conversation with Gabriel Tirador

KEEP IT COMING!

WE RECENTLY HAD A CHANCE TO SIT DOWN WITH MERCURY CEO **GABRIEL TIRADOR**

We asked him about the company's performance in 2007 and what progress they have made within and outside of California. He shared some insight on current industry trends and discussed how some recent regulatory changes might impact their business. He also shared some exciting new corporate initiatives that are starting to take shape.

Here's what he had to say...

PHOTOGRAPHS BY BLAKE FARRINGTON



Let me begin at the end. In the end, 2007 was a relatively successful year for Mercury. We knew the ongoing softness of the industry would make growth difficult this year. However, despite these challenges, the company posted operating earnings of $4.09 per share – our third best results in the company's forty-six year history. We believe this is a testament to the endurance of our core strategies and the constancy of our financial performance over time.



As expected, our revenues for the year were relatively flat, with premiums written for 2007 totaling $3.0 billion, down approximately 2% from last year. Representing 77% of our 2007 total premium volume, California continues to produce fair weather results, with premiums written of $2.3 billion last year, representing a 2.4% increase over the prior year. Non-California premiums written totaled $678 million for 2007.

Turning to our combined ratios for the year, we posted a 95.4% combined ratio companywide, which was essentially in line with our target of 95%. California's combined ratio of 92.6% was slightly above the combined ratio of 90.3% we reported last year, due, in part, to the Southern California wildfires and slightly higher severity in our auto line, both of which were offset by higher average premiums. We have made some progress as well outside of California. Non-California operations produced a combined ratio of 104.4% in 2007, compared with 108.3% in 2006. Although we are encouraged by this trend, we recognize we still have some work to do in order to bring these results in line with our long-term goals. We intend to continue focusing on pricing improvements, capturing operational efficiencies, honing our claims and underwriting procedures, and managing expenses.

> *We believe this is a testament to the endurance of our* **core strategies** *and the constancy of our* **financial performance** *over time.*

In addition to recording steady financial results in a difficult economic environment, we made significant headway in a number of other areas throughout our organization, including the deployment of our NextGen system in our California market. We also made progress in fortifying operations outside of California, and in our ongoing standardization of underwriting and claims procedures nationwide.

The industry as a whole posted strong profits as a result of flat or declining frequency and, for the most part, benign increases in severity over the past several years. All of this has led to price reductions, increased marketing expenditures, greater agent incentives, improved price segmentation and enhanced products from many within the industry.

To be sure, it is always difficult to accurately predict when the market will change, but we are closely monitoring several key indicators in order to stay ahead of the curve. We are beginning to see deterioration in many of our competitors' margins as a result of previous rate reductions and increasing loss costs. During the fourth quarter of last year, we saw more rate increase filings than rate decrease filings. We believe this could possibly indicate an increased level of rate action over the next 12 months. However, we would expect Mercury's premium growth to be negative, to the tune of mid-single digits, in 2008.

In other news, we recently obtained approval from the California Department of Insurance on our application for auto rate changes. The end result was a 3.6% rate reduction in our preferred California personal auto business. Incidentally,


NO MATTER WHERE YOU START YOUR DAY...
...MERCURY CAN HELP BRING YOU HOME.
MERCURY
INSURANCE GROUP

HAVING A BAD DAY?

You kiss the wife and kids goodbye, pull out of the driveway, turn the corner and... WHAM, out of nowhere, your day comes to a screeching halt. Luckily, you have Mercury Insurance. With experienced professionals at the ready, Mercury will help get you back on the road in no time. So, let Mercury help you turn the page, and have a better tomorrow.

Contact us today for a fast, free quote to see how much you can save!

(866) 602-0242 www.mercuryinsurance.com


Our low rates
will make you smile.
MERCURY
INSURANCE GROUP
Oklahoma drivers report saving an average of $309
a year when they switch to Mercury.
Contact us today for a fast, free quote to see how much you can save!
(866) 602-0242 www.mercuryinsurance.com

Average savings of $309 based on a March-August 2007 survey of 574 new OK Mercury policyholders.

this business represents 70% of our total California auto business. The remaining 30% of our California personal auto business will receive a slight increase of 0.4%. Although this deviates from our original application for a revenue neutral rate change in our preferred business and a 4% increase in our non-preferred business, we do believe that the additional changes included in this application will enhance our overall competitive position. These new rate levels are expected to take effect in late April. In addition, this new rate level moves us toward full compliance with the new territorial rate regulations and, as required by the regulations, we plan on making a filing by July of 2008 to make us fully compliant. Ultimately, we believe, once implemented, this regulation will increase consumer shopping as rates for urban drivers decrease and those for non-urban drivers increase.

In April 2007, the Department of Insurance effected a new regulation governing the approval of property and casualty rates in California. Among other things, the new regulation established a maximum allowable rate of return of just below 11%, based on current interest rates. We believe these regulations, as they currently exist, are problematic. Several companies have challenged the regulations and we are closely monitoring the results of the hearings.

Combined Ratio vs. Industry

In percent


120
100
80
60
40
20
0
96
97
98
99
00
01
02
03
04
05
06
07

■ MGC CR ■ Industry CR

*Industry CR is estimated in 2007

At Mercury, we believe in using our time wisely. We are taking full advantage of these soft market conditions to focus on building and strengthening our infrastructure so that, when the time is right, we will be positioned to capitalize on a more favorable growth environment. We have some exciting initiatives underway in 2008 that we believe lay the foundation for future growth.

Our new Web-based agent interface program – MercuryFirst – is scheduled to launch in New York in the second quarter of 2008. This new system is designed to make life easier for agents who represent Mercury. The system includes point of sale processing for quotes, for new business and for endorsements. It offers enhanced memo processing, document upload capabilities, alert functions, improved reporting and integration with third-party data vendors for critical underwriting information. Our goal is to have MercuryFirst in all of our 13 states by early 2009. We also plan to roll out our NextGen back-end system to Texas, Georgia and Illinois this year. Speaking of technology, I am also pleased to announce that our Information Technology function is now being led by our new senior vice president and CIO, Allan Lubitz, who brings a great deal of expertise and experience to the position.

We also recently introduced a new product management function, focused on the growth and profitability of new as well as existing products. This effort is headed up by Robert Houlihan, our new vice president and chief product officer. Robert brings extensive knowledge and years of experience to this new function. I look forward to the changes his group will implement as we continue our quest to offer outstanding products at competitive prices.

Providing excellent customer service has been a priority at Mercury since the day we were founded. We are keeping that tradition alive with a new companywide Service Excellence Initiative, aimed at elevating our standards for service at every level of our organization. This program involves comprehensive training for every employee, which includes evaluating how our current processes impact service to customers. Our customers have come to expect a high level of service from us and

Our customers have come to expect a high level of service from us and we intend to earn **their trust, their loyalty and their business,** *every chance we get.*

we intend to earn their trust, their loyalty and their business, every chance we get.

Over the years, Mercury has built a reputation for our steadfast financial prudence. Every year, we strive to make Mercury a sound investment for our shareholders. Our own investment results were outstanding in 2007. Under the leadership of our chief investment officer, Chris Graves, our after-tax investment income grew by 8% to $2.51 per share, compared with $2.33 per share the prior year.

In February 2008, Mercury's Board of Directors increased the company's quarterly cash dividend to $0.58 per share, marking an 11.5% increase over the quarterly dividend in 2006. Since we first began paying dividends in 1985, we have continued to return capital to our shareholders by increasing our dividends every year since. I am proud to say that, over the past ten years, we have increased our dividends by an average of approximately 13% per year.

And so, let me end with a new beginning. We believe we begin 2008 from a position of strength, with new possibilities and new opportunities on the horizon. Undoubtedly, the year will also bring a few challenges, but we will keep moving forward.

I'd like to take this opportunity to thank our customers for their continued loyalty, our agents for the trust they place in us, our shareholders for their support and, above all, our employees, who remain the engine that keeps this company running.

Sincerely,

Gabriel Tirador
President and Chief Executive Officer

George Joseph
Chairman of the Board

Customer Testimonials

What Our Customers say about Us

IAN F.
(IRVINE, CA)

"Mercury has provided the best service of any company I've ever dealt with. Not only insurance companies, but every company. Everyone I've spoken with has treated me like I was the most important customer on Earth."

COURTNEY M.
(SANTA CLARITA, CA)

"Very rarely does a company live up to the promises it makes in its advertising, but Mercury has done that and more. My family saved over $900 a year when we switched AND we've experienced the best service I've ever received. Thank you."

ELIZABETH C.
(CHICAGO, IL)

"Mercury Insurance not only gave me the policy I needed at the right price, but when I filed a claim it was handled flawlessly. Now that's the measure of a great insurance company! Mercury, you were fast, professional and I was treated like I was your most important customer."

JOHN O.
(ORANGE, CA)

"I've saved a lot of money with Mercury over the years, but I never truly appreciated the value you provided until I had to make a claim when a pipe burst and flooded my entire downstairs. Everything was repaired quickly and now you'd never know anything ever happened. Thank you."

REGLA V.
(MIAMI, FL)

"Having your home burglarized is very upsetting, but Mercury and all of the people we dealt with were wonderful. Your concern, understanding and help will never be forgotten."

DENISE V.
(SAN DIEGO, CA)

"I switched to Mercury as my insurance provider and was able to save about $700 per year! Who would imagine I'd get better service, better coverage AND a lower rate!"

LUCY S.
(SNELLVILLE, GA)

"I want to say thank you for all the hard work you put into our homeowners claim. Everyone at Mercury was so kind and professional. You turned a very troubling event into a positive experience and for that I am eternally grateful."



Texas drivers report saving an average of $377
a year when they switch to Mercury.
MERCURY
INSURANCE GROUP
Contact us today to see how much we can save you!
(866) 602-0242
mercuryinsurance.com
How does your auto insurance company
stack up when compared with Me
Dallas (75204)
McKinney (75070)
Richland Hills (76180)
Mercury Insurance $684 $517 $571 $553 $562 $553
Nationwide $1,284 $936 $1,019
Allstate $1,155 $953 $1,041
State Farm $1,109 $969 $1,003
Travelers $912 $692
SAFECO
Rate comparison criteria: Six month premium; married couple; 34/32; no accidents or citations;
BI-PD 100/300/100; UMBI 100/300; UMPD 50; no medical; $500 comprehensive deductible;
reflect any changes that may have been made after these quotes were
annual miles each. Coverages:
guarantee their accuracy. Rates do not
Mutual Insurance Co. in Texas.

AT A GLANCE



Over the past four-and-a-half decades, Mercury has proven itself to be a solid investment, committed to building the kind of financial strength that yields security for its policyholders and consistent returns for its shareholders.

Mercury has increased its quarterly cash dividends every year since 1986, and has averaged a 13% rate of increase over the past 10 years.

RETURN ON EQUITY

in percent


12.5
25
20
15
10
5
0
03
04
05
06
07

DIVIDENDS PER SHARE

in dollars


2.50
2.00
1.50
1.00
0.50
0
03
04
05
06
07

TRADING RANGE OF STOCK

in dollars


80
70
60
50
40
30
20
10
0
03
04
05
06
07


MERCURY
INSURANCE GROUP
Get a free quote and start saving today!
TO VIEW A PREVIOUS QUOTE CLICK HERE
All insurance companies talk about low rates.
At Mercury it's a way of life!
GeoTrust
C
3 def
6 mno
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Did you know?

MERCURY
INSURANCE GROUP



Mercury Unveils MercuryFirst

Agent portal is said to be the most powerful agency integration tool in company's history.

This just in... Agents of insurance become agents of change, leveraging new technological resources to streamline operations.

MERCURY recently announced it is launching MercuryFirst, a web-based agency integration tool. The new system is reported to aggregate all of an agent's Mercury auto business into one web-based solution.



According to company insiders, MercuryFirst represents a truly collaborative effort, with a system designed by agents and powered by Mercury. In a strikingly logical development, sources confirm that the program was, indeed, designed by agents because it was intended for agents.

Agents familiar with the new system have gone on record to verify that MercuryFirst will make operations such as providing quotes, processing applications or making changes to existing policies as easy as a click of the mouse.

The company is reported to have invested millions of dollars and tens of thousands of hours working with agency principals, producers and customer service representatives to build a system that will streamline and simplify the way agents conduct business with Mercury.

Mercury President and Chief Executive Officer Gabriel Tirador was quoted as saying, "We began this project with one goal in mind – make it as easy as possible for our agents to do business with us. MercuryFirst delivers on this promise, and more."

Specifically, MercuryFirst is said to feature a variety of tools and functions that will streamline policy processing, including integrated MVR, Clue and Credit ordering, standardized client address verification and automatic one-way driving distance calculation between a client's home and work or school. In addition, MercuryFirst users will now be able to electronically upload documents directly to Mercury, leading to speculation this could save untold numbers of trees and make other insurance carriers "green" with envy. The system will also provide a detailed, at-a-glance account of each policyholder's history, all in one place.


Experience
Enthusiasm
Stability
Honesty
Honor

Mike Randles, an independent agent and member of Mercury's Agent Advisory Board, commented, "Mercury has created a user-friendly Web-based business solution that allows agents to transact business anywhere, anytime. That will significantly increase productivity in our agency."

The system is scheduled to roll out in New York in the second quarter and in our remaining states later this year and early in 2009. As Mercury continues to strive toward higher levels of customer service and more efficient business operations, there's no telling what new portals of opportunity the company will seek next.


Action
Growth
Drive
Service
Security
Speed
Momentum
Patience
Devotion
Knowledge
Leadership
Integrity


So, you watched this
went "green" and

It's time to save a little

California drivers (even the ones that aren't s

For a fast free, quote visit u


global warming movie,
decided to save the earth...

"green" for yourself!

"green") report saving an average of $380 a year.

at www.mercuryinsurance.com.

Average savings of $380 based on a October-November 2007 survey of 2,280 new CA Mercury policyholders.

It's Good to Know You've got a Friend

THE ONE

We should all have one. The one who is always there for us. The one who knows when to say just the right thing, and when to just listen. They bring the umbrella on a rainy day, and the sunscreen on a sunny day. The one who is beside us and behind us, leading the way, come what may.

YES, IT'S PERSONAL

So, you find yourself in need of a new auto insurance agent, either because you are not happy with your coverage, you've recently moved, or you're just looking for a different approach. When it comes to doing business with a company, it's always reassuring to put a face to a name. Right from the beginning, you want to be able to meet your agent face to face. You want to shake their hand, and look them in the eye. You want them to speak your language, even when you're not making sense. Mercury agents understand your corner of the world because they live in your world. Not only do they have the answers you are looking for, but they ask all the right questions to ensure your policy matches your profile. It's the kind of personalized service that not only takes your call, but asks, "How are the kids?"

MERCURY HAS YOUR NUMBER

Californians say they save an average of $380 a year. That's an impressive number. Here are a few more:

- ***Texas*** *drivers report saving an average of* ***$377*** *a year;*
- ***Arizona*** *drivers report saving an average of* ***$378*** *a year;*
- ***Florida*** *drivers report saving an average of* ***$358*** *a year; and*
- ***Oklahoma*** *drivers report saving an average of* ***$309*** *a year.*

YOU DO THE MATH!

In addition to big savings, Mercury provides big benefits. When you need them the most, your auto insurance agent should be prepared to go the extra mile. That means finding answers to your questions, developing solutions to your problem, navigating through the system and, if necessary, holding your hand every step of the way. It all adds up.

Like that one special friend who never lets you down, who is always in your corner, Mercury is more than an insurance company. Yes, it's good to know you've got a friend.



Average savings of $380 based on a October-November 2007 survey of 2,280 new CA Mercury policyholders.
Average savings of $377 based on a January-March 2007 survey of 964 new TX Mercury policyholders.
Average savings of $378 based on a January-March 2007 survey of 445 new AZ Mercury policyholders.
Average savings of $358 based on a May-September 2007 survey of 400 new FL Mercury policyholders.
Average savings of $309 based on a March-August 2007 survey of 574 new OK Mercury policyholders.

Now that you've got it all, make sure that you keep it all.



HOMEOWNERS

IT'S THE AMERICAN DREAM.
A place to call your own. For most of us, our home is more than a roof over our head. It's where we create memories, raise our kids and build our lives. Mercury understands how important it is to protect what you worked so hard to achieve. That's why we provide a variety of homeowners coverage options designed to protect both your home and family, including:

- Dwelling protection
- Personal property
- Additional living expenses
- Personal liability protection
- Guest medical protection
- Identify theft protection

Mercury offers a variety of discounts that will help you save a bundle:

- Auto + homeowners discount
- Protective device discount
- Newer home
- Gated community
- Higher deductible

Live the dream. Protect the dream.

MERCURY
INSURANCE GROUP

(866) 602-0242



Money Matters

A Look at How Far Mercury has Traveled

Over the past four-and-a-half decades, Mercury has built up some serious mileage.

Yes, Mercury has absorbed a few potholes along the way, but they also know how to put the pedal to the metal. It's not easy navigating through periods of uncertainty, but with a strong engine and a sleek design, they have always traveled in the right direction.

Going the Distance

Looking back over the last ten years, Mercury has seen its earned premiums grow from just over a billion dollars in 1997 to $3 billion in 2007. The company's combined ratio has averaged 94.2% over the last ten years, compared to 99.9% for the industry average. Total assets measured $1.7 billion in 1997. For 2007, the company reported total assets of $4.4 billion. Mercury has increased its quarterly cash dividend every year since 1986, and has averaged a 13% rate of increase over the past ten years. Mercury finished 2007 with 5,200 employees and 4,500 independent insurance agents and brokers in 13 states.

So, how does Mercury do it, day after day, year after year? According to company executives, there are three pillars of the company's success – savings, service and security. Mercury prides itself on providing a high level of customer service as well as agent support. They offer some of the most competitive rates in the industry. And, a disciplined, experienced approach to underwriting procedures allows the company to properly manage risk in order to increase security and peace of mind for policyholders and stakeholders alike. These tenets formed the foundation of the company more than 45 years ago, and are as true today.



Interest rates will fluctuate. The economic tide will ebb and flow, and fuel prices will rise and fall. Financial stability and security over time is the truest test of a company's strength. Knowing how to read the signs and how to adjust to the changing terrain – that's being in the driver's seat.

On the open highway that is the auto insurance business, Mercury has been, and continues to be, a high-performance vehicle rated one of the safest on the road.

Total assets in 1997
(in billions)

$1.7

Total assets in 2007
(in billions)

$4.4

Mercury has increased its quarterly cash dividend every year since 1986, and has averaged a

13%

rate of increase over the past ten years.

Mercury finished 2007 with

5,200

employees and 4,500 independent insurance agents and brokers in 13 states.



WHEN IT COMES TO CUSTOMER SERVICE, IS ENOUGH REALLY ENOUGH?

Mercury Rolls Out Service Excellence Initiative


CUSTOMER SERVI
Excellent
Good

CUSTOMER SERVICE IS A BUZZWORD that has been buzzing around since the dawn of capitalism. There are many ways a company can distinguish itself from its competition – design and ingenuity, value-added features, marketing strategies, executive leadership, pricing – but customer service, in some form, is always somewhere near the top of every company's checklist. Although customer service can take on many meanings, fundamentally it is defined as a company's ability to fully meet the needs of their customers to their customers' complete satisfaction.

The question is, in today's highly competitive business environment, is this enough?

One company, Mercury General Corporation, a well established auto insurance provider, says, "no." Good is often not good enough. Recently, the company embarked on a program to take their approach to customer service to a whole new level. They call it their Service Excellence Initiative.

Look Who's Talking...and Listen Up

At the behest of the Federal Office of Consumer Affairs, the Research Institute of America recently published a report on consumer complaints, citing that, on average, 96 percent of unhappy customers who believe they received rude or discourteous treatment DID NOT report this experience to the company. While these unsatisfied customers may not be talking to the company, make no mistake, they are talking. They are talking to neighbors, colleagues, family members, friends, anyone who will listen. This audience is more than a sounding board. These people are potential customers.

The good news is, of the customers who actually registered a complaint, between 54 and 70 percent will do business with the company again if they feel their complaint was adequately resolved. On the flip side, 68 percent of customers who quit doing business with a company do so because they feel the company was indifferent to their concerns.

This trend has spurred many companies, across all industries, to ask this one simple question – Are we doing enough to build customer satisfaction and expand customer loyalty? After all, it's one thing to bring new customers into the doors. It's another to keep them, and others, coming back.

Raising the Bar

When Mercury set out to elevate its customer service program, they set out to not only raise the bar, but to raise the roof.

NUMBER OF EMPLOYEES


6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
03
04
05
06
07

NUMBER OF AGENTS/BROKERS


6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
03
04
05
06
07

This meant redefining their corporate culture. It meant creating a mindset that permeates the entire organization. To their way of thinking, if every employee takes personal pride in the quality of their work and holds themselves to a higher standard, before you know it, that promise becomes a practice, that mindset becomes a mission and that strategy becomes a success.

John Sutton, Mercury's Senior Vice President of Customer Service, says, "By raising the bar, we are also raising expectations. Customers have come to expect good service from most of the companies with which they do business. But as we are finding, sometimes merely satisfying customers' expectations isn't good enough. Meeting expectations merely becomes a baseline. What we are trying to do is exceed those expectations at every opportunity. When our customers talk about Mercury, we want them raving about us. This is the new standard we have set for ourselves."

Let's look at one example of how Mercury is putting this plan into practice. In a total loss scenario, the company has set out to cut the time it takes to file a settlement offer down from 3 days to same-day service. In most cases, the vehicle owner is now getting their settlement offer within a week of the loss. This not only expedites the process but vastly reduces the policyholder's anxiety. In addition, a Mercury appraiser is on hand to help them through the process and answer any questions they might have, from the value of a replacement vehicle to completion of DMV forms to rental car options.

In the Eye of the Beholder

So, is that old adage true, "the customer is always right?" Well, yes. According to Mercury, one of the most important things to remember is customer service lies in the eye of the beholder. Customers perceive and evaluate service on their own terms. They bring their own reality to the situation. Service excellence is determined and defined not by the provider, but by the recipient. That is the very definition of customer satisfaction.

Under their new initiative, Mercury is taking a fresh approach to old problems, looking at their service from the outside in. That's why phone calls will be returned within two hours. That's why a relationship is established with the customer from the very first phone call. That's why a supervisor is notified of any disputes or complaints immediately and why every situation reaches a final solution quickly and to the satisfaction of the customer. That's why the customer should only have to make one phone call, with the onus on Mercury's staff to work through the system, rather than having the customer absorb that burden. The dispatch team now acts more as a help desk rather than a message center. In essence, by expediting and enhancing the flow of communication internally, the company can make a better impression externally. And, this is just the beginning.

When our customers talk about Mercury, we want them raving about us. This is the **new standard** *we have set for ourselves.*

With the February 2008 launch of its Service Excellence Initiative, Mercury concedes they still have a way to go as they continue to roll out the program. Mercury, now in its 46th year, is steeped in a longstanding tradition of offering customers a high level of service, savings and security. With 5,200 employees and operations in 13 states across the country, this change will, of course, take some time to take hold. But it will take hold, step by step, employee by employee, one market at a time, one customer at a time. And, in so doing, inch by inch, that bar gets higher and higher.




HOTE



ASK THE EXPERTS

A GUIDE FOR HOW TO CHOOSE THE RIGHT INSURANCE COMPANY FOR YOU



There it is again. That voice inside your head. Asking questions like...Am I getting the greatest value from my auto insurance? Am I paying the lowest rate possible while getting the highest quality of service? What about when my teenager starts driving? Before that voice turns into a scream, our experts are here to help you navigate the road ahead.

What kind of coverage should I be looking for?

This is the obvious first question. You should have choices. You want to make sure you have a menu of options to choose from to ensure you get the right coverage for your needs. Below is a list of the kinds of options you should look for:

Liability: pays for damage caused to others if you are at fault in an accident;
Collision: covers damage to your vehicle, regardless of fault;
Comprehensive: protects you in the event your vehicle is damaged due to theft, vandalism, flood or other covered perils; and
Uninsured/Underinsured: pays for bodily injury to you and other passengers of your insured vehicle for accidents caused by uninsured or underinsured drivers.

What other types of coverage are there?

You should inquire if the company provides small claims assistance. If you are sued in small claims as a result of a covered loss, the company can help you prepare your defense and send a representative to court. Also, ask whether your insurance covers you when you rent a car. You shouldn't have to pay twice even if you're driving another vehicle.

If I get into an accident, what should I expect from my insurance company?

In your hour of need, your insurance company should be responsive and available. They should have a 24-hour toll free claims service that is available seven days a week. They should be armed and ready to help make this process as painless as possible to have you back in your vehicle and on the road as quickly as possible.

How can I tell if an insurance company is reputable?

Do your homework. Look at their financial history. How long have they been in business? What kind of credit ratings have they received over the years? What do they stand for? How strong is their balance sheet? What kind of track record do they have?

I like the personal attention I might get with a smaller, local agency but I also want the security of going with a larger company. Is there a way to have the best of both worlds?

Yes. Look for a large, well-established company that has a broad network of local, independent agents. This way, you will get the personalized attention you deserve and enjoy not only the security that comes from working with a larger company, but all the efficiencies as well. Yes, with the right company, you can have it both ways.

What kind of multiple discounts might an insurance company offer?

There are several. Look for multiple discounts like: good driver discounts; multi-car discounts; professional/association discounts; anti-theft device discount; good student discount; or a multi-policy discount.

What about the intangible benefits that an insurance company can offer?

This is probably the most important question of all. Once you are confident that you are getting a competitive rate, given your needs and particular situation, you have to ask yourself, ultimately, do I trust this company? Do they provide me a sense of security and peace of mind? Will this company be there for me when I need them the most?

In the end, what do I look for in an insurance company?

It comes down to three basic things:
Savings, Service and Security.

Our pick is Mercury.

FINANCIAL HIGHLIGHTS

All dollar figures in thousands, except per share data	2007	2006	2005	2004	2003
Earned premiums	$ **2,993,877**	$ 2,997,023	$ 2,847,333	$ 2,528,636	$ 2,145,047
Combined ratio (GAAP Basis)	**95.4%**	95.0%	92.4%	89.2%	94.0%
Per share data					
Diluted net income	$ **4.34**	$ 3.92	$ 4.63	$ 5.24	$ 3.38
Diluted net realized gains (losses)*	$ **0.25**	$ 0.18	$ 0.19	$ 0.30	$ 0.13
Dividends declared	$ **2.08**	$ 1.92	$ 1.72	$ 1.48	$ 1.32
Book value	$ **34.02**	$ 31.54	$ 29.44	$ 26.77	$ 23.07
Diluted average shares (000's)	**54,829**	54,786	54,717	54,633	54,547
Period-end shares (000's)	**54,730**	54,670	54,605	54,515	54,424
Total assets	$ **4,414,496**	$ 4,301,062	$ 4,050,868	$ 3,622,949	$ 3,167,839
Total investments	$ **3,588,675**	$ 3,499,738	$ 3,242,712	$ 2,921,042	$ 2,539,514
Shareholders' equity	$ **1,861,998**	$ 1,724,130	$ 1,607,837	$ 1,459,548	$ 1,255,503
Return on average equity**	**12.5%**	12.3%	$ 15.8%	19.9%	15.0%
Premiums to surplus ratio	**1.7 to 1**	1.9 to 1	2.0 to 1	1.9 to 1	1.9 to 1

*Net of income tax effect

**Excluding net realized investment gains (losses)

PREMIUMS WRITTEN

dollars in millions



3,500
3,000
2,500
2,000
1,500
1,000
500
0
96 97 98 99 00 01 02 03 04 05 06 07

NON-CALIFORNIA PREMIUMS WRITTEN

as a percent of total premiums



30
25
20
15
10
5
0
96 97 98 99 00 01 02 03 04 05 06 07

PRODUCTS BY STATE

ARIZONA	Private Passenger Automobile Mechanical Breakdown
CALIFORNIA	Private Passenger Automobile Homeowners Commercial Automobile Commercial Packages Mechanical Breakdown Personal Umbrella
FLORIDA	Private Passenger Automobile Homeowners Commercial Automobile Mechanical Breakdown
GEORGIA	Private Passenger Automobile Homeowners Mechanical Breakdown Personal Umbrella
ILLINOIS	Private Passenger Automobile Homeowners Mechanical Breakdown Personal Umbrella
MICHIGAN	Passenger Automobile Mechanical Breakdown
NEVADA	Private Passenger Automobile Mechanical Breakdown
NEW JERSEY	Private Passenger Automobile Mechanical Breakdown
NEW YORK	Private Passenger Automobile Homeowners Mechanical Breakdown
OKLAHOMA	Private Passenger Automobile Homeowners Commercial Automobile Commercial Packages Mechanical Breakdown Personal Umbrella
PENNSYLVANIA	Private Passenger Automobile Mechanical Breakdown
TEXAS	Private Passenger Automobile Homeowners Commercial Automobile Mechanical Breakdown
VIRGINIA	Private Passenger Automobile Mechanical Breakdown



MERCURY*NOW*

FINANCIALS

TEN YEAR SUMMARY

All dollar figures in thousands, except per share data	2007	2006	2005	2004
Operating Results (GAAP Basis):				
Net premiums written	**$ 2,982,024**	$ 3,044,774	$ 2,950,523	$ 2,646,704
Decrease (increase) in unearned premiums	**11,853**	(47,751)	(102,790)	(118,068)
Earned premiums	**2,993,877**	2,997,023	2,847,733	2,528,636
Losses and loss adjustment expenses	**2,036,644**	2,021,646	1,862,936	1,582,254
Underwriting expenses	**818,481**	825,508	769,116	673,838
Net investment income	**158,911**	151,099	122,582	109,681
Net realized investment gains (losses)	**20,808**	15,436	16,160	25,065
Other income	**5,154**	5,185	5,438	4,775
Interest expense	**8,589**	9,180	7,222	4,222
Income before income taxes	**315,036**	312,409	352,639	407,843
Income tax expense (benefit)	**77,204**	97,592	99,380	121,635
Net income	**$ 237,832**	$ 214,817	$ 253,259	$ 286,208
Net income per share (basic)	**$ 4.35**	$ 3.93	$ 4.64	$ 5.25
Net income per share (diluted)	**$ 4.34**	$ 3.92	$ 4.63	$ 5.24
Operating ratios				
Loss ratio	**68.0%**	67.5%	65.4%	62.6%
Expense ratio	**27.4%**	27.5%	27.0%	26.6%
Combined ratio	**95.4%**	95.0%	92.4%	89.2%
Investments:				
Total investments, at fair value	**$ 3,588,675**	$ 3,499,738	$ 3,242,712	$ 2,921,042
Yield on average investments				
Before taxes	**4.6%**	4.5%	4.0%	4.1%
After taxes	**4.0%**	3.8%	3.5%	3.6%
Financial Condition:				
Total assets	**$ 4,414,496**	$ 4,301,062	$ 4,050,868	$ 3,622,949
Unpaid losses and loss adjustment expenses	**1,103,915**	1,088,822	1,022,603	900,744
Unearned premiums	**938,370**	950,344	902,567	799,679
Notes payable	**138,562**	141,554	143,540	137,024
Policyholders' surplus	**1,721,827**	1,579,248	1,487,574	1,361,072
Total shareholders' equity	**1,861,998**	1,724,130	1,607,837	1,459,548
Book value per share	**$ 34.02**	$ 31.54	$ 29.44	$ 26.77
Other Information:				
Return on average shareholders' equity	**12.5%**	12.3%	15.8%	19.9%
Basic average shares outstanding (000's)	**54,704**	54,651	54,566	54,471
Shares outstanding at year-end (000's)	**54,730**	54,670	54,605	54,515
Dividends per share	**$ 2.08**	$ 1.92	$ 1.72	$ 1.48
Price range (bids) of common stock	**$ 59.06-48.76**	$ 59.90-48.75	$ 60.45-51.16	$ 60.26-46.29

	2003	2002	2001	2000	1999	1998
	$ 2,268,778	$ 1,865,046	$ 1,442,886	$ 1,272,447	$ 1,206,171	$ 1,144,051
	(123,731)	(123,519)	(62,325)	(23,188)	(17,864)	(22,467
	2,145,047	1,741,527	1,380,561	1,249,259	1,188,307	1,121,584
	1,452,051	1,268,243	1,010,439	901,781	789,103	684,468
	564,609	453,260	364,005	328,390	318,074	297,533
	104,520	113,083	114,511	106,466	99,374	96,169
	11,207	(70,412)	6,512	3,944	(11,929)	(1,340
	4,743	2,073	5,396	6,349	4,924	5,710
	3,056	4,100	7,727	7,292	4,960	4,842
	245,801	60,668	124,809	128,555	168,539	235,280
	61,480	(5,437)	19,470	19,189	34,830	57,754
	$ 184,321	$ 66,105	$ 105,339	$ 109,366	$ 133,709	$ 177,526
	$ 3.39	$ 1.22	$ 1.94	$ 2.02	$ 2.45	$ 3.23
	$ 3.38	$ 1.21	$ 1.94	$ 2.02	$ 2.44	$ 3.21
	67.7%	72.8%	73.2%	72.2%	66.5%	61.0%
	26.3%	26.0%	26.4%	26.3%	26.8%	26.6%
	94.0%	98.8%	99.6%	98.5%	93.3%	87.6%
	$ 2,539,514	$ 2,150,658	$ 1,936,171	$ 1,794,961	$ 1,575,465	$ 1,590,645
	4.5%	5.6%	6.3%	6.2%	6.2%	6.5%
	4.0%	4.9%	5.4%	5.6%	5.6%	5.9%
	$ 3,167,839	$ 2,742,281	$ 2,316,540	$ 2,142,263	$ 1,906,367	$ 1,877,025
	797,927	679,271	534,926	492,220	434,843	405,976
	681,745	560,649	434,720	377,813	352,601	338,006
	139,489	147,794	129,513	107,889	92,000	78,000
	1,169,427	1,014,935	1,045,104	954,753	853,794	767,223
	1,255,503	1,098,786	1,069,711	1,032,905	909,591	917,375
	$ 23.07	$ 20.21	$ 19.72	$ 19.08	$ 16.73	$ 16.80
	15.0%	10.3%	9.6%	11.0%	15.5%	20.8%
	54,402	54,314	54,182	54,100	54,596	55,003
	54,424	54,362	54,277	54,193	54,425	54,684
	$ 1.32	$ 1.20	$ 1.06	$ 0.96	$ 0.84	$ 0.70
	$ 50.30-33.50	$ 51.15-37.25	$ 44.50-32.00	$ 44.88-21.06	$ 45.50-20.94	$ 69.44-33.25

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

The operating results of property and casualty insurance companies are subject to significant quarter-to-quarter and year-to-year fluctuations due to the effect of competition on pricing, the frequency and severity of losses, including the effect of natural disasters on losses, general economic conditions, the general regulatory environment in those states in which an insurer operates, state regulation of premium rates and other factors such as changes in tax laws.

The Company is headquartered in Los Angeles, California and operates primarily as a personal automobile insurer selling policies through a network of independent agents and brokers in thirteen states. The Company also offers homeowners insurance, mechanical breakdown insurance, commercial and dwelling fire insurance, umbrella insurance, commercial automobile and commercial property insurance. Private passenger automobile lines of insurance accounted for approximately 84% of the $3 billion of the Company's direct premiums written in 2007, with approximately 79% of the private passenger automobile premiums written in California. The Company operates primarily in the state of California, the only state in which it operated prior to 1990. The Company has since expanded its operations into the following states: Georgia and Illinois (1990), Oklahoma and Texas (1996), Florida (1998), Virginia and New York (2001), New Jersey (2003), and Arizona, Pennsylvania, Michigan and Nevada (2004).

This overview discusses some of the relevant factors that management considers in evaluating the Company's performance, prospects and risks. It is not all-inclusive and is meant to be read in conjunction with the entirety of management's discussion and analysis, the Company's consolidated financial statements and notes thereto and all other items contained within this Annual Report and in the Company's filings with the Securities and Exchange Commission ("SEC").

ECONOMIC AND INDUSTRY WIDE FACTORS

- Regulatory Uncertainty — The insurance industry is subject to strict state regulation and oversight and is governed by the laws of each state in which each insurance company operates. State regulators generally have substantial power and authority over insurance companies including, in some states, approving rate changes and rating factors and establishing minimum capital and surplus requirements. In many states, insurance commissioners may emphasize different agendas or interpret existing regulations differently than previous commissioners. The Company has a successful track record of working with difficult regulations and new insurance commissioners. However, there is no certainty that current or future regulations and the interpretation of those regulations by insurance commissioners and the courts will not have an adverse impact on the Company.
- Cost Uncertainty — Because insurance companies pay claims after premiums are collected, the ultimate cost of an insurance policy is not known until well after the policy revenues are earned. Consequently, significant assumptions are made when establishing insurance rates and loss reserves. While insurance companies use sophisticated models and experienced actuaries to assist in setting rates and establishing loss reserves, there can be no assurance that current rates or current reserve estimates will be adequate. Furthermore, there can be no assurance that insurance regulators will approve rate increases when the Company's actuarial analysis shows that they are needed.
- Inflation — The largest cost component for automobile insurers is losses, which include medical costs, replacement automobile parts and labor costs. There can be significant variation in the overall increases in medical cost inflation and it is often a year or more after the respective fiscal period ends before sufficient claims have closed for the inflation rate to be known with a reasonable degree of certainty. Therefore, it can be difficult to establish reserves and set premium rates, particularly when actual inflation rates may be higher or lower than anticipated. The Company currently estimates low to mid single digit inflation rates on bodily injury coverages for its major California personal automobile lines for the 2007 accident year. The inflation rate for this accident year is the most difficult to estimate because there remain many open claims. Should actual inflation be higher, the Company could be under-reserved for its losses and profit margins would be lower.
- Loss Frequency —Another component of overall loss costs is loss frequency, which is the number of claims per risks insured. There has been a long-term trend of declining loss frequency in the personal automobile insurance industry, followed by relatively flat loss frequency in more recent years, which has benefited the industry as a whole. It is unknown if loss frequency in the future will decline, remain flat or increase.
- Underwriting Cycle and Competition — The property and casualty insurance industry is highly cyclical, with a hard market condition followed by a soft market. The Company has historically seen premium growth in excess of 20% during hard markets. Premium growth rates in soft markets have been in the single digits and in 2007 they were negative 2%. In management's view, 2004 through 2007 was a period of very profitable results for companies underwriting automobile insurance. Many in the industry began experiencing declining profitability in 2007 and have initiated plans to increase rates. Consequently, the Company expects that the market will begin to transition from soft to hard in 2008.

REVENUES, INCOME AND CASH GENERATION

The Company generates its revenues through the sale of insurance policies, primarily covering personal automobiles and homeowners. These policies are sold through independent agents and brokers who receive a commission on average of 17% of net premiums written for selling and servicing the policies.

During 2007, the Company continued its marketing efforts for name recognition and lead generation. The Company believes that its marketing efforts, combined with its ability to maintain relatively low prices and a strong reputation make the Company very competitive in California and in other states. During 2007, the Company incurred approximately $28 million in advertising expenses.

The Company believes that it has a thorough underwriting process that gives the Company an advantage over its competitors. The Company views its agent relationships and underwriting process as one of its primary competitive advantages because it allows the Company to charge lower prices yet realize better margins than many of its competitors.

The Company also generates revenue from its investment portfolio, which was approximately $3.6 billion at the end of 2007. This investment portfolio generated approximately $159 million in pre-tax investment income during 2007. The portfolio is managed by Company personnel with a view towards maximizing after-tax yields and limiting interest rate and credit risk.

The Company's operating results and growth have allowed it to consistently generate positive cash flow from operations, which was approximately $222 million in 2007. The Company's cash flow from operations has exceeded $100 million every year since 1994 and has been positive for over 20 years. Cash flow from operations has been used to pay shareholder dividends and to help support growth.

OPPORTUNITIES, CHALLENGES AND RISKS

The Company currently underwrites personal automobile insurance in thirteen states: Arizona, California, Florida, Georgia, Illinois, Michigan, Nevada, New Jersey, New York, Oklahoma, Pennsylvania, Texas and Virginia. The Company expects to continue its growth by expanding into new states in future years with the objective of achieving greater geographic diversification, so that non-California premiums eventually account for as much as half of the Company's total premiums.

There are, however, challenges and risks involved in entering each new state, including establishing adequate rates without any operating history in the state, working with a new regulatory regime, hiring and training competent personnel, building adequate systems and finding qualified agents to represent the Company. The Company does not expect to enter into any new states until after the end of 2008.

The Company is also subject to risks inherent in its business, which include but are not limited to the following:

- A catastrophe, such as a major wildfire, earthquake or hurricane, could cause a significant amount of loss to the Company in a very short period of time.
- A major regulatory change could make it more difficult for the Company to generate new business or reduce the profitability of the Company's existing business.
- A sharp upward increase in market interest rates or a downturn in securities markets could cause a significant loss in the value of the Company's investment portfolio.

To the extent it is within the Company's control, the Company seeks to manage these risks in order to mitigate the effect that major events would have on the Company's financial position.

TECHNOLOGY

The Company is currently implementing its NextGen computer system to replace its existing underwriting, billings, claims and commissions legacy systems that currently reside on Hewlett Packard 3000 mainframe computers. The NextGen system is designed to be a multi-state, multi-line system that is expected to enable the Company to enter new states more rapidly, as well as respond to legislative and regulatory changes more easily than the Company's current systems. The NextGen system is initially being deployed for the personal automobile line of business and has been successfully implemented in Virginia, New York, Florida, and California. The Company expects to implement NextGen in Georgia, Illinois, and Texas by the end of 2008.

In 2006, the Company embarked on another major information technology project, Internet Business Strategy ("IBS"). IBS is mainly comprised of three key areas: Agent Facing Applications, Service Oriented Architecture, and Customer Facing Applications. IBS will provide the Company's agents and brokers with an improved ability to access documents and forms and to perform transactions relevant to writing and maintaining their book of business through the Mercury First Agent Portal, a single entry point to the Company's suite of agency applications. For customers and potential customers, IBS will provide the ability to obtain a quote and offer self-services such as paying bills and reporting claims through the internet. The Service Oriented Architecture is expected to allow for rapid changes and enhancements to the system to accommodate future business needs. IBS is planned to be rolled out in phases starting in the first quarter of 2008. The Company expects to complete the rollout by the end of 2008.

NextGen and IBS are expected to play a key role in the Company's future success. As with any large scale technology implementation, risks associated with system implementation exist that could significantly impact the operations of the Company and increase the expected costs of the project. Management has expended planning and development efforts to mitigate these risks.

REGULATORY AND LEGAL MATTERS

The process for implementing rate changes varies by state, with California, Georgia, New York, New Jersey, Pennsylvania and Nevada requiring prior approval from the DOI before a rate may be implemented. Illinois, Texas, Virginia, Arizona and Michigan only require that rates be filed with the DOI, while Oklahoma and Florida have a modified version of prior approval laws. In all states, the insurance code provides that rates must not be excessive, inadequate or unfairly discriminatory. During 2007, the Company had no rate changes in California. In states outside of California, the Company implemented automobile rate increases in two states, automobile rate decreases in four states, and homeowners rate decreases in one state during 2007.

The California DOI uses rating factor regulations requiring automobile insurance rates to be determined in decreasing order of importance by (1) driving safety record, (2) miles driven per year, (3) years of driving experience and (4) other factors as determined by the California DOI to have a substantial relationship to the risk of loss and adopted by regulation.

On July 14, 2006, the California Office of Administrative Law approved proposed regulations by the California DOI that effectively reduce the weight that insurers can place on a person's residence when establishing automobile insurance rates. Insurance companies in California are required to file rating plans with the California DOI that comply with the new regulations. There is a two year phase-in period for insurers to fully implement those plans. The Company made a rate filing in August 2006 that reduced the territorial impact of its rates and requested a small overall rate increase. The California DOI approved the August 2006 filing in January 2008, which resulted in a small rate increase for two of the California Companies and a small decrease for the third, for a total net reduction of approximately 2.5%. Additional rate filings will be required during the two year phase-in period to fully comply with the new regulations. In general, the Company expects that the regulations will cause rates for urban drivers to decrease and those for non-urban drivers to increase. These rate changes are likely to increase consumer shopping for insurance which could affect the volume and the retention rates of the Company's business. It is the Company's intention to maintain its competitive position in the marketplace while complying with the new regulations.

In April 2007, regulations became effective that generally tighten the existing Proposition 103 prior approval ratemaking regime primarily by establishing a maximum allowable rate of return of currently just below 11 percent (the average of short, intermediate and long-term T-bill rates, plus 6 percent) and a minimum allowable rate of return of negative 6 percent of surplus. However, the practical impact of these limitations is unclear because the new regulations allow for the California DOI to grant a number of variances based on loss prevention, business mix, service to underserved communities, and other factors. In October 2007, the California DOI invited comments from consumer groups and the insurance industry in an effort to set appropriate standards for granting or denying specific variances and to provide sufficient instruction regarding what information or data to submit when an insurer is applying for a specific variance. The comment period ended on November 16, 2007. After review of submitted comments, the California DOI expects to hold an informal workshop to discuss possible amendments to the regulations. The California DOI has not yet scheduled the workshop. In addition, the Company is aware that other companies are challenging the regulation at the administrative level. The Company is monitoring the progress of those challenges.

In January 2006, the Florida Financial Services Commission approved new regulations that would require insurers to submit information to the Florida Office of Insurance Regulation ("OIR") regarding the use of credit reports and credit scores in establishing rules, rates or underwriting guidelines. Under the regulations, any insurer that uses credit scores or credit reports in filing a new rule, rate or underwriting guideline will be required to provide information sufficient to demonstrate that its credit scoring methodology does not disproportionately affect persons of any particular race, color, religion, marital status, age, gender, income level or place of residence. The regulations were challenged by several insurance industry trade associations and were struck down by a Florida Administrative Law Judge on January 4, 2007. However, the OIR amended and proposed the regulations again in June of 2007, and they are pending before the Financial Services Commission.

In 2007, a law designed to improve the availability and affordability of property insurance in Florida became effective. Among the significant provisions in the law is a requirement that all companies that write private passenger automobile policies in Florida also write homeowners policies in the state if they write homeowners policies in any other state. The Company writes homeowners policies on a renewal basis in Florida. The law also expands the availability of reinsurance through the Florida Hurricane Catastrophe Fund, requires rate filings to reflect savings from the availability of such reinsurance, includes homeowners insurance under Florida's existing excess profits regulations, and requires insurers to offer discounts for various deductible options and hurricane mitigation measures. The Company has made the rate filings required by the new law, and is prepared to comply with all provisions as they become effective. The initial rate impact of the new law has not met the expectations of some Florida governmental leaders, and the law may be subject to further enhancements. The Company is closely monitoring these developments.

In July 2007, the California DOI issued Orders to Show Cause and Statements of Charges and Accusations (the "OSCs") alleging that the Company has engaged in and continues to engage in claims handling acts and practices in violation of California Insurance Code sections 790 *et seq* and other regulations. The California DOI is seeking penalties for each violation. The California DOI is also seeking (a) a suspension of the California Companies' Certificates of Authority for a period not to exceed one year for acts in violation of Section 700(c) and 704 of the California Insurance Code, (b) a finding that breaches of contract have occurred with a specification of the amount of actual damages sustained as a result of the breaches and (c) restitution on behalf of those allegedly harmed by the acts alleged in the OSCs. On August 10, 2007, the Company filed a Notice of Defense in response generally and specifically denied the allegations of the OSCs. A hearing on the matter is tentatively set for March 10-14, 2008. The Company does not believe that it has done anything to warrant any of the penalties or remedies sought by the California DOI.

In March 2006, the California DOI issued an Amended Notice of Non-Compliance ("NNC") to the NNC originally issued in February 2004 alleging that the Company charged rates in violation of the California Insurance Code, willfully permitted its agents to charge broker fees in violation of California law, and willfully misrepresented the actual price insurance consumers could expect to pay for insurance by the amount of a fee charged by the consumer's insurance broker. Through this action, the California DOI seeks to impose a fine for each policy in which the Company allegedly permitted an agent to charge a broker fee, which the California DOI contends is the use of an unapproved rate, rating plan or rating system. Further, the California DOI seeks to impose a penalty for each and every date on which the Company allegedly used a misleading advertisement alleged in the NNC. Finally, based upon the conduct alleged, the California DOI also contends that the Company acted fraudulently in violation of Section 704(a) of the California Insurance Code, which permits the California Commissioner of Insurance to suspend certificates of authority for a period of one year. The Company filed a Notice of Defense in response to the NNC. The Company does not believe that it has done anything to warrant a monetary penalty from the California DOI. The San Francisco Superior Court, in *Robert Krumme, On Behalf Of The General Public v. Mercury Insurance Company, Mercury Casualty Company, and California Automobile Insurance Company*, denied plaintiff's requests for restitution or any other form of retrospective monetary relief based on the same facts and legal theory. The matter is currently in discovery and a hearing before the administrative law judge has been scheduled to be held April 22, 2008.

The Company is not able to determine the impact of any of the legal and regulatory matters described above. It is possible that the impact of some of the changes could adversely affect the Company and its operating results, however, the ultimate outcome is not expected to be material to the Company's financial position.

The California Franchise Tax Board ("FTB") has audited the 1997 through 2002 and 2004 tax returns and accepted the 1997 through 2000 returns to be correct as filed. The Company received a notice of examination for the 2003 tax return from the FTB in January 2008. For the Company's 2001, 2002, and 2004 tax returns, the FTB has taken exception to the state apportionment factors used by the Company. Specifically, the FTB has asserted that payroll and property factors from Mercury Insurance Services, LLC, a subsidiary of Mercury Casualty Company, that are excluded from the Mercury General California Franchise tax return, should be included in the California apportionment factors. In addition, for the 2004 tax return, the FTB has asserted that a portion of management fee expenses paid by Mercury Insurance Services, LLC should be disallowed. Based on these assertions, the FTB has issued notices of proposed tax assessments for the 2001, 2002 and 2004 tax years totaling approximately $5 million. The Company strongly disagrees with the position taken by the FTB and plans to formally appeal the assessments before the California State Board of Equalization ("SBE"). An unfavorable ruling against the Company may have a material impact on the Company's results of operations in the period of such ruling. Management believes that the issue will ultimately be resolved in favor of the Company. However, there can be no assurance that the Company will prevail on this matter.

The Company is also involved in proceedings incidental to its insurance business. See Note 10 of Notes to Consolidated Financial Statements — Litigation.

Critical Accounting Estimates

RESERVES

The preparation of the Company's consolidated financial statements requires judgment and estimates. The most significant is the estimate of loss reserves as required by Statement of Financial Accounting Standards ("SFAS") No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS No. 60"), and SFAS No. 5, "Accounting for Contingencies" ("SFAS No. 5"). Estimating loss reserves is a difficult process as many factors can ultimately affect the final settlement of a claim and, therefore, the reserve that is required. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates, among other factors, can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of a claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims.

The Company does not calculate a range of loss reserve estimates but rather calculates a point estimate. There is inherent uncertainty with estimates and this is particularly true with estimates for loss reserves. This uncertainty comes from many factors which may include changes in claims reporting and settlement patterns, changes in the regulatory or legal environment, uncertainty over inflation rates and uncertainty for unknown items. The Company does not make specific provisions for these uncertainties, rather it considers them in establishing its reserve by looking at historical patterns and trends and projecting these out to current reserves. The underlying factors and assumptions that serve as the basis for preparing the reserve estimate include paid and incurred loss development factors, expected average costs per claim, inflation trends, expected loss ratios, industry data and other relevant information.

The Company also engages independent actuarial consultants to review the Company's reserves and to provide the annual actuarial opinions required under state statutory accounting requirements. The Company does not rely on actuarial consultants for GAAP reporting or periodic report disclosure purposes.

The Company analyzes loss reserves quarterly primarily using the incurred loss development, average severity and claim count development methods described below. The Company also uses the paid loss development method to analyze loss adjustment expense reserves and industry claims data as part of its reserve analysis. When deciding which method to use in estimating its reserves, the Company evaluates the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of business or coverage within a line of business. When establishing the reserve, the Company will generally analyze the results from all of the methods used rather than relying on one method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss development method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the incurred loss development method provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of business which have a long operating history.
- The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts.
- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provide meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing reserves.
- The *paid loss development method* analyzes historical payment patterns to estimate the amount of losses yet to be paid. The Company primarily uses this method for loss adjustment expenses because specific case reserves are generally not established for loss adjustment expenses.

In states with little operating history where there are insufficient claims data to prepare a reserve analysis relying solely on Company historical data, the Company generally projects ultimate losses using industry average loss data or expected loss ratios. As the Company develops an operating history in these states, the Company will rely increasingly on the incurred loss development and average severity and claim count development methods. The Company analyzes catastrophe losses separately from non-catastrophe losses. For these losses, the Company determines claim counts based on claims reported and development expectations from previous catastrophes and applies an average expected loss per claim based on reserves established by adjusters and average losses on previous similar catastrophes.

There are many factors that can cause variability between the ultimate expected loss and the actual developed loss. Because the actual loss for a particular accident period is unknown until all claims have settled for that period, the Company must estimate the ultimate expected loss. While there are certainly other factors, the Company believes the following items tend to create the most variability between expected losses and actual losses:

1) Variability in inflation expectations — particularly on coverages that take longer to settle such as the California automobile bodily injury coverage.
2) Variability in the number of claims reported subsequent to a period-end relating to that period — particularly on coverages that take longer to settle such as the California automobile bodily injury coverage.
3) Variability between Company loss experience and industry averages for those lines of business where the Company is relying on industry averages to establish reserves.
4) Unexpected large individual losses or groups of losses arising from older accident periods typically caused by an event that is not reflected in the historical company data used to establish reserves.

These items are discussed in detail below.

1. INFLATION VARIABILITY — CALIFORNIA AUTOMOBILE LINES OF BUSINESS

For the Company's California automobile lines of business, the bodily injury (BI) reserves make up approximately 65% of the total reserve; material damage, including collision, comprehensive, and property damage (MD) reserves make up approximately 10% of the total reserve; and loss adjustment expense reserves make up approximately 25% of the total reserve. The BI reserves account for such a large portion of the total because BI claims tend to close much slower than MD claims. The majority of the loss adjustment expense reserves consist of estimated costs to defend BI claims, so those claims also tend to close more slowly than MD claims. Loss development on MD reserves is generally insignificant because MD claims are closed quickly.

BI loss reserves are generally the most difficult to estimate because they take longer to close than most of the Company's other coverages. The Company's BI policy covers injuries sustained by any person other than the insured, except in the case of uninsured motorist and underinsured motorist BI coverage, which covers damages to the insured for BI caused by uninsured or underinsured motorists. BI payments are primarily for medical costs and general damages.

The following table represents the typical closure patterns of BI claims in the California automobile insurance coverage:

	% of Total	
	Claims Closed	**Dollars Paid**
BI claims closed in the accident year reported	35% to 40%	15%
BI claims closed one year after the accident year reported	75% to 80%	60%
BI claims closed two years after the accident year reported	93% to 97%	90%
BI claims closed three years after the accident year reported	97% to 99%	98%

Claims that close during the initial accident year reported are generally the smaller, less complex claims that settle, on average, for approximately $2,000 to $2,500 whereas the average settlement amount, once all claims are closed in a particular accident year, is approximately $7,500. The Company creates incurred loss triangles to estimate ultimate losses utilizing historical reserving patterns and evaluates the results of this analysis against its frequency and severity analysis to establish BI reserves. The Company will adjust development factors to account for inflation trends it sees in loss severity. As a larger proportion of claims from an accident year are settled, there becomes a higher degree of certainty for the reserves established for that accident year. Consequently, there is a decreasing likelihood of reserve development on any particular accident year, as those periods age. The Company believes that the accident years that are most likely to develop in future years are the 2005 through 2007 accident years; however, it is also possible that older accident years could develop as well.

In general, when establishing reserves, the Company expects that historical trends will continue. Furthermore, the Company believes that costs tend to increase, which is generally consistent with historical data, and therefore the Company believes that it is more reasonable to expect inflation than deflation. Many potential factors can affect the BI inflation rate, including: a reduction in litigated files, more timely handling of claims, safer vehicles, and changes in weather patterns; however, whether these are the factors that actually impact the BI losses or the magnitude of that impact is unknown.

The Company believes that it is reasonably possible that the California automobile BI inflation rate recorded for the 2007 accident year could vary by as much as 7%, for 2006 as much as 5% and for 2005 as much as 4%. However, the actual variation could be more or less than such estimates. The following table shows the effects on the 2005, 2006 and 2007 accident years' California BI loss reserves based on those variations in the severity recorded:

California Bodily Injury Inflation Reserve Sensitivity Analysis

Accident year	Ultimate number of claims expected	Actual recorded severity at 12/31/07	Implied inflation rate recorded	(A) Pro-forma severity if actual severity is lower by: 7% for 2007, 5% for 2006 and 4% for 2005	(B) Pro-forma severity if actual severity is higher by 7% for 2007, 5% for 2006 and 4% for 2005	Loss redundancy if actual severity is less than recorded (Column A)	Loss deficiency if actual severity is more than recorded (Column B)
2007	35,638	$ 7,440	3.33%	$ 6,919	$ 7,961	$ 18,567,000	$ (18,567,000)
2006	37,200	$ 7,200	1.44%	$ 6,840	$ 7,560	$ 13,392,000	$ (13,392,000)
2005	36,667	$ 7,098	1.27%	$ 6,814	$ 7,382	$ 10,413,000	$ (10,413,000)
2004	Not applicable	$ 7,008					
Total loss redundancy (deficiency)						**$ 42,372,000**	**$ (42,372,000)**

The Company believes that inflation is more normative than deflation and expects a moderate inflation rate of approximately 3% to 4% to continue. However, trends can change, so whether the Company's inflation estimates will be in line with actual inflation is uncertain.

2. CLAIMS REPORTED VARIABILITY (CLAIM COUNT DEVELOPMENT)

The Company generally estimates ultimate claim counts for an accident period based on how claim counts have developed in prior accident periods. Typically, for California automobile BI claims, the Company has experienced that approximately 5% to 10% additional claims will be reported in the year subsequent to an accident year. Such late-reported claims could be more or less than the Company's expectations. Typically, almost every claim is reported within one year following the end of an accident year and at that point the Company has a high degree of certainty as to what the ultimate claim count will be. The following table shows the number of BI claims reported at the end of the accident period and one year later:

California Bodily Injury Claim Count Development Table

Accident year	Number of claims reported for that accident year as of December 31 of that accident year	Cumulative number of claims reported at December 31 one year later	Percentage increase in number of claims reported one year later
2002	31,356	34,355	9.6%
2003	33,043	36,314	9.9%
2004	35,084	37,246	6.2%
2005	34,845	36,802	5.6%
2006	34,455	37,098	7.7%

There are many potential factors that can affect the number of claims reported after a period end including changes in weather patterns, a reduction in the number of litigated files, whether the last day of the year falls on a weekday or a weekend and vehicle safety improvements. However, the Company is unable to determine which, if any, of the factors actually impacted the number of claims reported and, if so, by what magnitude.

At December 31, 2007, there were 33,378 California BI claims reported for the 2007 accident year and the Company estimates that these will ultimately grow by 6.8% to approximately 35,638 claims. The Company believes that while actual development in recent years has ranged between roughly 5% and 10%, it is reasonable to expect that the range could be as great as 3% to 12%. However, actual development may be more or less than the expected amount.

The following table shows the effect should the actual amount of claims reported develop differently within the broader reasonably possible range than what the Company recorded at December 31, 2007:

California Bodily Injury Claim Count Reserve Sensitivity Analysis

2007 accident year	Claims reported	Amount recorded at 12/31/07 at 6.8% claim count development	Total expected amount if claim count development is 3%	Total expected amount if claim count development is 12%
Claim count	33,378	35,638	34,380	37,383
Approximate average cost per claim	Not meaningful	$ 7,450	$ 7,450	$ 7,450
Total dollars	Not meaningful	$ 265,500,000	$ 256,100,000	$ 278,500,000
Total loss redundancy (deficiency)			**$ 9,400,000**	**$ (13,000,000)**

3. VARIABILITY BETWEEN THE COMPANY'S LOSS EXPERIENCE AND INDUSTRY AVERAGES FOR THOSE LINES OF BUSINESS WHERE THERE IS A HEAVY RELIANCE ON INDUSTRY AVERAGES TO ESTABLISH RESERVES, PRIMARILY NEW JERSEY BODILY INJURY CLAIMS

New Jersey is a no-fault state, which means that the majority of medical costs are paid directly by a policyholder's insurance company rather than by the insurance company of the person who was at-fault in the accident. This coverage is known as personal injury protection ("PIP") and in New Jersey the standard policy has a statutory limit of $250,000 per person. In New Jersey, the BI coverage provides compensation for "pain and suffering" that is above and beyond the normal medical costs that are provided by the PIP coverage. The PIP limits are very high in New Jersey and the BI cases are often more complicated and expensive than in other states, therefore they tend to take longer to settle. Consequently, establishing a reserve for these coverages in New Jersey is generally more difficult than in most of the Company's other states. Adding to the reserving difficulty is the fact that the Company has a very short operating history in New Jersey, underwriting personal automobile insurance only since the fall of 2003.

As a result of the lack of sufficient operating history, the Company has relied on industry loss data to determine the ultimate losses for the BI and PIP coverages in New Jersey. The reserve approach utilized for New Jersey assumes that there will not be significantly more development on the 2004 accident year claims, due to the maturity of those claims, and that the relationship between Company loss data and industry loss data in accident years 2005, 2006 and 2007 will be similar to that experienced in accident year 2004. At December 31, 2007, the Company recorded average BI loss severities that were higher than those from the industry loss data. For every 10% that recorded BI loss severities are increased on the 2005, 2006 and 2007 accident years, an additional loss reserve of approximately $8 million would be required, with the converse holding true if the loss severities recorded were reduced. As the claims from the 2005, 2006 and 2007 accident years continue to mature, there is likely to be additional development, however, it is uncertain whether this development will be positive or adverse.

4. UNEXPECTED LARGE INDIVIDUAL LOSSES OR GROUPS OF LOSSES ARISING FROM OLDER ACCIDENT PERIODS TYPICALLY CAUSED BY AN EVENT THAT IS NOT REFLECTED IN THE HISTORICAL COMPANY DATA USED TO ESTABLISH RESERVES.

These types of losses are generally not provided for in the current reserve because they are not known or expected and tend to be unquantifiable. Once they become known, the Company establishes a provision for the losses. Consequently, it is not possible to provide any meaningful sensitivity analysis as to the potential size of any unexpected losses. These losses can be caused by many factors, including unexpected legal interpretations of coverage, ineffective claims handling, new regulations extending claims reporting periods, assumption of unexpected or unknown risks, adverse court decisions as well as many unknown factors. Conversely, it is possible to experience positive reserve development when one or more of these factors prove to be beneficial to the Company.

One instance of unanticipated large losses arising from older accident periods was in 2006 from extra-contractual losses in Florida. Typically, extra-contractual claims settle for more than the policy limits because the original claim was denied, exposing the Company to losses greater than the policy limits. Claims may be denied for various reasons, including material misrepresentation made by the insured on the policy application, violation of prohibitions in the insurance contract by the insured, or fraud. These types of losses are fairly infrequent but can amount to millions of dollars per claim, especially if the injured party sustained a serious injury such as a loss of a limb or paralysis. Consequently, these claims can have a large impact on the Company's losses. During 2006, the Company had extra-contractual claims that settled for amounts much greater than the policy limits and much greater than expected. As a result of these settlements, the Company, during the second quarter of 2006, reevaluated its exposure to extra-contractual claims in Florida and increased its reserve estimates for prior accident years.

To mitigate this specific risk, during 2006 the Company established new claims handling and review procedures in Florida, as well as in other states, that are intended to reduce the risk of receiving extra-contractual claims. Consequently, the Company does not expect that Florida extra-contractual claims will continue to have a significant impact on the financial statements or reserves in the future. However, it is possible that these procedures will not prove entirely effective and the Company may continue to have material extra-contractual losses. It is also possible that the Company has not identified and established sufficient reserves for all of the extra-contractual losses occurring in the older accident years, even though a comprehensive claims file review was undertaken, or that the Company will experience additional development on these reserves.

DISCUSSION OF LOSS RESERVES AND PRIOR PERIOD LOSS DEVELOPMENT AT DECEMBER 31, 2007

At December 31, 2007 and 2006, respectively, the Company recorded its point estimate of approximately $1,104 and $1,089 million, respectively in loss and loss adjustment expense reserves which includes approximately $322 and $306 million, respectively of incurred but not reported ("IBNR") loss reserves. IBNR includes estimates, based upon past experience, of ultimate developed costs which may differ from case estimates, unreported claims which occurred on or prior to December 31, 2007 and estimated future payments for reopened-claims reserves. Management believes that the liability established at December 31, 2007 for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provision.

The Company reevaluates its reserves quarterly. When management determines that the estimated ultimate claim cost requires reduction for previously reported accident years, positive development occurs and a reduction in losses and loss adjustment expenses is reported in the current period. If the estimated ultimate claim cost requires an increase for previously reported accident years, negative development occurs and an increase in losses and loss adjustment expenses is reported in the current period.

For 2007, the Company had negative development of approximately $20 million on the 2006 and prior accident years' loss and loss adjustment expense reserves which at December 31, 2006 totaled approximately $1.1 billion. The negative development related to California operations was approximately $25 million, which was offset by positive development of approximately $5 million related to operations outside of California. See also Note 7 of Notes to Consolidated Financial Statements.

CALIFORNIA DEVELOPMENT

Of the $25 million in adverse development recorded for California, approximately $13 million relates to adverse development on the bodily injury reserves established at December 31, 2006. Of that $13 million, approximately $4 million relates to an increase in the ultimate number of claims reported that exceeded the Company's original estimate and approximately $9 million relates to increases in the Company's loss severity estimates from the amount that was recorded at December 31, 2006.

Of the remaining adverse development not accounted for in the bodily injury figures, approximately $7 million came from the California homeowners line of business and the remainder came from multiple sources including changes in estimates for loss adjustment expenses and changes in estimates for many of the short-tail coverages within the automobile line of business. The increase in homeowners losses resulted primarily because loss severities for the property portion of homeowners for the 2006 accident year went up by 8% from the estimates recorded at December 31, 2006.

DEVELOPMENT ON OPERATIONS OUTSIDE OF CALIFORNIA

Outside of California, the Company experienced approximately $5 million of positive reserve development. There are many offsetting redundancies and deficiencies in the non-California states. The largest amount of positive development on loss reserves came from the Florida personal automobile line of business and totaled approximately $14 million.

Approximately $11 million of the $14 million in positive Florida development came from the 2006 accident year and resulted from new claims handling and review procedures implemented in Florida during 2006. When establishing the loss reserves at December 31, 2006, the effect of the new claims procedures had not yet manifested itself in the numbers. Consequently, much of the reserves established at December 31, 2006 were based on historical trends that pre-dated 2006. In 2007, with an additional year of seasoning, it became apparent that the loss development and severity trends would be more favorable than they had been in the past. Consequently, the Company experienced positive development on the prior period reserves which it largely attributes to the new claims procedures implemented in that state. While the Company expects this favorable trend to continue, it has now largely been factored into the 2007 reserves. Therefore, the Company does not expect to experience continued positive loss development of this magnitude in the future.

PREMIUMS

The Company complies with the SFAS No. 60 definition of how insurance enterprises should recognize revenue on insurance policies written. The Company's insurance premiums are recognized as revenue ratably over the term of the policies, that is, in proportion to the amount of insurance protection provided. Unearned premiums are carried as a liability on the balance sheet and are computed on a monthly pro-rata basis. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs and maintenance costs to related unearned premiums. To the extent that any of the Company's lines of business become substantially unprofitable, then a premium deficiency reserve may be required. The Company does not expect this to occur on any of its significant lines of business.

INVESTMENTS

The Company carries its fixed maturity and equity investments at fair value as required for securities classified as "Available for Sale" and "Trading" by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), as amended. With limited exceptions, market valuations were drawn from trade data sources. No valuations were made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges or trading markets, and were valued at the last transaction price on the balance sheet date. The Company regularly evaluates its investments for other-than-temporary declines and writes them off as realized losses through the consolidated statements of income, as required by SFAS No. 115, as amended, when declines are deemed to be other than temporary. SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of Financial Accounting Standards Board ("FASB") Statements No. 133 and 140" ("SFAS No. 155") allows the Company to include changes in fair value in earnings on an instrument-by-instrument basis for certain hybrid financial instruments that contain an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Temporary unrealized gains and losses for investments available for sale, except for those accounted for under SFAS No. 133 and SFAS No. 155, are credited or charged directly to shareholders' equity as part of accumulated other comprehensive income (loss), net of applicable taxes. It is possible that in the future, information will become available about the Company's current investments that would require accounting for them as realized losses due to other-than-temporary declines in value. The financial statement effect would be to reclassify the unrealized loss from accumulated other comprehensive income (loss) on the consolidated balance sheet to realized investment losses on the consolidated statements of income. Changes in fair value for those investments accounted for as hybrid financial instruments under SFAS No. 133 and SFAS No. 155, as well as for trading securities accounted for under SFAS No. 115, as amended, are reflected in net realized gains or losses in the consolidated statements of income. See also "Liquidity and Capital Resources."

CONTINGENT LIABILITIES

The Company may have certain known and unknown potential liabilities that are evaluated using the criteria established by SFAS No. 5. These include claims, assessments or lawsuits relating to the Company's business. The Company continually evaluates these potential liabilities and accrues for them or discloses them in the financial statement footnotes if they meet the requirements stated in SFAS No. 5. See also "Regulatory and Legal Matters" and Note 10 of Notes to Consolidated Financial Statements.

Results of Operations

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Premiums earned in 2007 decreased 0.1% from the corresponding period in 2006. Net premiums written in 2007 decreased 2.1% from the corresponding period in 2006. The premium decreases were principally attributable to a decrease in the number of policies written by the Company's non-California operations, mostly in New Jersey and Florida, which are experiencing significant competition. The decrease is partially offset by a slight increase in the average premium collected per policy. During 2007, the Company implemented no rate changes in California. In states outside of California, the Company implemented automobile rate increases in two states, automobile rate decreases in four states, and homeowners rate decreases in one state during 2007.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any effects of reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of premiums written that are recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total Company net premiums written to net premiums earned for the years ended December 31, 2007 and 2006, respectively:

Amounts in thousands	2007	2006
Net premiums written	$ 2,982,024	$ 3,044,774
Decrease (increase) in unearned premiums	11,853	(47,751
Earned premiums	$ 2,993,877	$ 2,997,023

The loss ratio (GAAP basis) in 2007 (loss and loss adjustment expenses related to premiums earned) was 68.0% compared with 67.5% in 2006. There was negative development of approximately $20 million on prior accident years' loss reserves in both 2007 and 2006. Excluding the effect of prior accident years' loss development, the loss ratio was 67.4% in 2007 and 66.8% in 2006. The Southern California fire storms negatively impacted the loss ratio by approximately 0.8% in 2007.

The expense ratio (GAAP basis) in 2007 (policy acquisition costs and other operating expenses related to premiums earned) was 27.4% compared with 27.5% in 2006. The majority of expenses vary directly with premiums.

The combined ratio of losses and expenses (GAAP basis) is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio of losses and expenses (GAAP basis) was 95.4% in 2007 compared with 95.0% in 2006.

Net investment income in 2007 was $158.9 million compared with $151.1 million in 2006. The after-tax yield on average investments of $3,468.4 million (cost basis) was 4.0%, compared with 3.8% on average investments of $3,325.4 million (cost basis) in 2006. The effective tax rate on investment income was 13.3% in 2007, compared to 15.5% in 2006. The lower tax rate in 2007 reflects a shift in the mix of the Company's portfolio from taxable to non-taxable securities. Proceeds from bonds which matured or were called in 2007 totaled $311.7 million, compared to $522.2 million in 2006. The proceeds were mostly reinvested into securities meeting the Company's investment profile.

Net realized investment gains in 2007 were $20.8 million, compared with net realized investment gains of $15.4 million in 2006. Included in the net realized investment gains are investment write-downs of $22.7 million in 2007 and $2.0 million in 2006 that the Company considered to be other-than-temporarily impaired. In addition, net realized investment gains include approximately $1.4 million loss in 2007 and $0 in 2006 related to the change in the fair value of hybrid financial instruments, and approximately $2.0 million gain in 2007 and $0 in 2006 related to the change in the fair value of trading securities.

The income tax provision for 2006 of $97.6 million was impacted significantly by a $15 million income tax charge relating to the Notices of Proposed Assessments for the tax years 1993 through 1996 (the "NPAs") that were upheld by the California State Board of Equalization. Excluding the effect of this income tax charge results in an effective tax rate of 26.4% in 2006 compared with an effective rate of 24.5% in 2007. The lower rate in 2007 is primarily attributable to an increased proportion of tax-exempt investment income including tax sheltered dividend income, in contrast to taxable investment income and underwriting income.

Net income in 2007 was $237.8 million or $4.34 per share (diluted) compared with $214.8 million or $3.92 per share (diluted) in 2006. Diluted per share results are based on a weighted average of 54.8 million shares in 2007 and 54.8 million shares in 2006. Basic per share results were $4.35 in 2007 and $3.93 in 2006. Included in net income are net realized investment gains, net of income tax expense, of $0.25 and $0.18 per share (diluted and basic) in 2007 and 2006, respectively.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Premiums earned in 2006 increased 5.2% from the corresponding period in 2005. Net premiums written in 2006 increased 3.2% over amounts written in 2005. The premium increases were principally attributable to increased policy sales. During 2006, the Company implemented no rate increases in California and implemented automobile rate increases in one of the twelve non-California states.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any effects of reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of premiums written that are recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total Company net premiums written to net premiums earned for the years ended December 31, 2006 and 2005, respectively:

Amounts in thousands	2006	2005
Net premiums written	$ 3,044,774	$ 2,950,523
Increase in unearned premiums	47,751	102,790
Earned premiums	$ 2,997,023	$ 2,847,733

The loss ratio (GAAP basis) in 2006 (loss and loss adjustment expenses related to premiums earned) was 67.5% compared with 65.4% in 2005. Negative development on prior accident years increased the 2006 loss ratio by 0.7 percentage points while positive development on prior accident years reduced the 2005 loss ratio by 1.6 percentage points. Florida hurricanes impacted the 2005 loss ratio by 1.0 percentage point and had no impact on the 2006 loss ratio. Contributing to the increase in the 2006 loss ratio is loss cost inflation.

The expense ratio (GAAP basis) in 2006 (policy acquisition costs and other operating expenses related to premiums earned) was 27.5% compared with 27.0% in 2005. Increases in costs related to information technology initiatives led to a slight increase in the expense ratio in 2006.

The combined ratio of losses and expenses (GAAP basis) is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio of losses and expenses (GAAP basis) was 95.0% in 2006 compared with 92.4% in 2005.

Net investment income in 2006 was $151.1 million compared with $122.6 million in 2005. The after-tax yield on average investments of $3,325.4 million (cost basis) was 3.8%, compared with 3.5% on average investments of $3,058.1 million (cost basis) in 2005. The effective tax rate on investment income was 15.5% in 2006, compared to 13.8% in 2005. The higher tax rate in 2006 reflects a shift in the mix of the Company's portfolio from non-taxable to taxable securities. Proceeds from bonds which matured or were called in 2006 totaled $522.2 million, compared to $409.5 million in 2005. The proceeds were mostly reinvested into securities meeting the Company's investment profile.

Net realized investment gains in 2006 were $15.4 million, compared with net realized investment gains of $16.2 million in 2005. Included in the net realized investment gains are investment write-downs of $2.0 million in 2006 and $2.2 million in 2005 that the Company considered to be other-than-temporarily impaired.

The income tax provision for 2006 of $97.6 million was impacted significantly by a $15 million income tax charge relating to the Notices of Proposed Assessments for the tax years 1993 through 1996 (the "NPAs") that were upheld by the California State Board of Equalization. Excluding the effect of this income tax charge results in an effective tax rate of 26.4% in 2006 compared with an effective rate of 28.2% in 2005. The lower rate after the exclusion in 2006 is primarily attributable to an increased proportion of tax-exempt investment income and tax sheltered dividend income, in contrast to underwriting income which is taxed at the full corporate rate of 35%.

Net income in 2006 was $214.8 million or $3.92 per share (diluted) compared with $253.3 million or $4.63 per share (diluted) in 2005. Diluted per share results are based on a weighted average of 54.8 million shares in 2006 and 54.7 million shares in 2005. Basic per share results were $3.93 in 2006 and $4.64 in 2005. Included in net income are net realized investment gains, net of income tax expense, of $0.18 and $0.19 per share (diluted and basic) in 2006 and 2005, respectively.

Liquidity and Capital Resources

GENERAL

Mercury General is largely dependent upon dividends received from its insurance subsidiaries to pay debt service costs and to make distributions to its shareholders. Under current insurance law, the Insurance Companies are entitled to pay, without extraordinary approval, ordinary dividends of approximately $246 million in 2008. Extraordinary dividends, as defined by the DOI, require DOI extraordinary approval. Actual dividends paid from the Insurance Companies to Mercury General during 2007 were $127 million. As of December 31, 2007, Mercury General also had approximately $66 million in fixed maturity securities, equity securities and short-term investments that could be utilized to satisfy its direct holding company obligations.

The principal sources of funds for the Insurance Companies are premiums, sales and maturity of invested assets and dividend and interest income from invested assets. The principal uses of funds for the Insurance Companies are the payment of claims and related expenses, operating expenses, dividends to Mercury General and the purchase of investments.

CASH FLOWS

Through the Insurance Companies, the Company has generated positive cash flow from operations for over twenty consecutive years, in excess of $100 million every year since 1994. During this same period, the Company has not been required to liquidate any of its fixed maturity investments to settle claims or other liabilities. Because of the Company's long track record of positive operating cash flows, it does not attempt to match the duration and timing of asset maturities with those of liabilities. Rather, the Company manages its portfolio with a view towards maximizing total return with an emphasis on after-tax income. With combined cash and short-term investments of $320.9 million at December 31, 2007, the Company believes its cash flow from operations is adequate to satisfy its liquidity requirements without the forced sale of investments. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that the Company's sources of funds will be sufficient to meet its liquidity needs or that the Company will not be required to raise additional funds to meet those needs, including future business expansion, through the sale of equity or debt securities or from credit facilities with lending institutions.

Net cash provided from operating activities in 2007 was $216.1 million, a decrease of $147.1 million over the same period in 2006. This decrease was primarily due to the slowdown in growth of premiums reflecting a softening market condition in personal automobile insurance coupled with an increase in loss and loss adjustment expenses paid in 2007. The Company has utilized the cash provided from operating activities primarily to increase its investment in fixed maturity securities, the purchase and development of information technology such as the NextGen and IBS computer systems and the payment of dividends to its shareholders. Funds derived from the sale, redemption or maturity of fixed maturity investments of $1,754.6 million, were primarily reinvested by the Company in high grade fixed maturity securities.

INVESTED ASSETS

At December 31, 2007, the average rating of the $2,887.8 million bond portfolio at fair value (amortized cost $2,860.5 million) was AA, the same as the average rating at December 31, 2006. Bond holdings are broadly diversified geographically, within the tax-exempt sector. Holdings in the taxable sector consist principally of investment grade issues. At December 31, 2007, bond holdings rated below investment grade totaled $47.7 million at fair value (cost $46.8 million) representing 1.3% of total investments. This compares to approximately $48.6 million at fair value (cost $43.8 million) representing 1.4% of total investments at December 31, 2006.

The following table sets forth the composition of the investment portfolio of the Company as of December 31, 2007:

Amounts in thousands	Amortized cost	Fair value
Fixed maturity securities available for sale:		
U.S. government bonds and agencies	$ 36,157	$ 36,375
Municipal bonds	2,435,215	2,464,541
Mortgage-backed securities	245,731	246,072
Corporate bonds	141,273	138,701
Redeemable preferred stock	2,079	2,071
	$ 2,860,455	$ 2,887,760
Equity securities available for sale:		
Common stock:		
Public utilities	$ 34,555	$ 64,895
Banks, trusts and insurance companies	20,284	21,371
Industrial and other	233,117	299,201
Non-redeemable preferred stock	29,913	27,656
	$ 317,869	$ 413,123
Equity securities trading:		
Common stock:		
Public utilities	$ 1,148	$ 1,280
Industrial and other	11,978	13,834
	$ 13,126	$ 15,114
Short-term investments	$ 272,678	$ 272,678

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary, it is written off as a realized loss through the consolidated statements of income. The Company's assessment of other-than-temporary impairments is security-specific as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been lower than the cost, the financial condition and the near-term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent to hold the securities until they mature or recover their value. The Company recognized $22.7 million and $2.0 million in realized losses as other-than-temporary declines to its investment securities during 2007 and 2006, respectively.

During the second half of 2007 and subsequent to December 31, 2007, the investment market has experienced substantial volatility as a result of uncertainty in the credit markets. As a result, some asset classes have had liquidity and/or valuation issues including mortgage-backed securities ("CMO"), privately insured municipal bonds, and adjustable rate short-term securities.

The entire CMO portfolio consists of loans to prime borrowers except for approximately $20 million (amortized cost and fair value) of Alt-A CMO's. Alt-A mortgages are generally home loans made to individuals that have credit scores as high as prime borrowers, but provide less documentation of their finances on their credit applications. All of the Company's Alt-A CMO's are currently rated AAA and the overall rating of the entire CMO portfolio is AAA.

The Company had approximately $2.5 billion at fair value in municipal bonds at December 31, 2007. Approximately half of the municipal bonds do not carry insurance from bond insurers and have an average rating of AA. The other half of the municipal bond positions are insured by bond insurers. The following bond insurers each insured more than one percent of the Company's municipal bond portfolio at December 31, 2007: MBIA-17.0%, FSA-11.3%, AMBAC-9.0%, FGIC-7.2%, and XLCA-1.7%. All of these insurers maintained investment grade ratings at December 31, 2007 and, although some of the insurers have been downgraded subsequent to year-end, they all continue to maintain investment grade ratings as of February 20, 2008. However, based on the uncertainty surrounding the financial condition of these insurers, it is possible that they will be downgraded to a below investment grade rating by the rating agencies in the future, and such downgrades could impact the estimated fair value of municipal bonds.

At December 31, 2007, the average rating of the insured portion of the Company's municipal bond portfolio was AAA. For insured bonds that have underlying ratings, the average underlying rating is AA-. There is also approximately $200 million of insured bonds that carry no official underlying rating. The Company considers bonds that carry no underlying rating as being investment grade since it is an underwriting policy of the "AAA" mono-line insurers that the issuer qualifies as an investment grade credit in order to get the bond insurer's rating. The Company considers the strength of the underlying credit as a buffer against potential market value declines which may result from future rating downgrades of the bond insurers. In addition, the Company has a long-term time horizon for its municipal bond holdings which allows us to recover the full principle amounts upon maturity, rather than forced sales of bonds prior to maturity that have declined in market values due to bond insurer rating downgrades.

The Company owned less than $100 million of adjustable rate short-term securities, including auction rate securities, at December 31, 2007 but subsequently exited substantially all of the asset class at par without gain or loss. The Company continuously monitors the market and may invest in such securities in the future.

DEBT

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company used the proceeds from the senior notes to retire amounts payable under existing revolving credit facilities, which were terminated. Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap significantly reduced the interest expense in 2007 and 2006 when the effective interest rate was 6.4% and 6.6%, respectively. However, if the LIBOR interest rate increases in the future, the Company will incur higher interest expense in the future. The swap is designated as a fair value hedge under SFAS No. 133.

SHARE REPURCHASES

Under the Company's stock repurchase program, the Company may purchase over a one-year period up to $200 million of Mercury General's common stock. The purchases may be made from time to time in the open market at the discretion of management. The program will be funded by dividends received from the Company's insurance subsidiaries that generate cash flow through the sale of lower yielding tax-exempt bonds and internal cash generation. Since the inception of the program in 1998, the Company has purchased 1,266,100 shares of common stock at an average price of $31.36. The purchased shares were retired. No stock has been purchased since 2000.

CAPITAL EXPENDITURES

The Company has no direct investment in real estate that it does not utilize for operations. In October 2007, the Company completed the acquisition of a 4.25 acre parcel of land in Brea, California. The purchase price of $7.5 million includes issuing a $4.5 million promissory note due in April 2009. The land is adjacent to the property currently owned by the Company and will be used for future expansion. Also in October 2007, the Company agreed to acquire an 88,300 square foot office building in Folsom, California for approximately $18.4 million. The Company intends to finance the transaction through a bank credit facility. The transaction is expected to close on February 29, 2008. The building will be used to house the Company's northern California employees when the existing lease expires on the building that they currently occupy.

The Company is in the process of implementing its NextGen computer system to replace its existing underwriting, billings, claims and commissions legacy systems. The NextGen system has been successfully implemented in Virginia, New York, Florida, and California. The Company expects to implement NextGen in the majority of its other states by the end of 2008. The total capital expenditure incurred on the NextGen project since it began in 2002 was approximately $40 million as of December 31, 2007. In 2006, the Company embarked on another information technology project, Internet Business Strategy ("IBS"). IBS will provide the Company's agents and brokers with an improved ability to access resources relevant to writing and maintaining their book of business. It will also provide potential customers and existing customers with the ability to obtain a quote and self-services through the internet. IBS is planned to be rolled out in phases starting in the first quarter of 2008. The Company expects to complete the rollout by the end of 2008. The total capital expenditure incurred on the IBS project since it began in 2006 was approximately $20 million as of December 31, 2007. The development and implementation of these two projects are expected to provide a positive benefit to the Company for an extended future period.

CONTRACTUAL OBLIGATIONS

The Company has obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2007, certain long-term aggregate contractual obligations and credit-related commitments are summarized as follows:

		Payments Due by Period			
Amounts in thousands	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations					
Debt (including interest)	$ 162,324	$ 9,063	$ 22,625	$ 130,636	$ —
Lease obligations	33,170	9,890	18,770	4,510	—
Losses and loss adjustment expenses	1,103,915	710,373	356,425	36,542	575
Total Contractual Obligations	$ 1,299,409	$ 729,326	$ 397,820	$ 171,688	$ 575

Notes to Contractual Obligations Table:

The amount of interest included in the Company's debt obligations was calculated using the fixed rate of 7.25% on the senior notes. The Company is party to an interest rate swap of its fixed rate obligations on its senior notes for a floating rate of six month LIBOR plus 107 basis points. Using the effective annual interest rate of 6.4% in 2007, the total contractual obligations on debt would be $158 million with $8 million due within 1 year, $20 million due between 1 and 3 years, and $130 million due in year 4.

The Company's outstanding debt contains various terms, conditions and covenants which, if violated by the Company, would result in a default and could result in the acceleration of the Company's payment obligations thereunder.

Unlike many other forms of contractual obligations, loss and loss adjustment expenses do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and loss adjustment expense payments to be made by period, as shown above, are estimates.

The table excludes FIN No. 48 liabilities of $5 million related to uncertainty in tax settlements because the Company is unable to reasonably estimate the timing of related future payments.

REGULATORY CAPITAL REQUIREMENT

The NAIC utilizes a risk-based capital formula for casualty insurance companies which establishes recommended minimum capital requirements that are compared to the Company's actual capital level. The formula was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements and a number of other factors. The Company has calculated the risk-based capital requirements of each of the Insurance Companies as of December 31, 2007. The policyholders' statutory surplus of each of the Insurance Companies exceeded the highest level of minimum required capital.

Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all the Insurance Companies of $1,721.8 million at December 31, 2007, and net premiums written of $2,982.0 million, the ratio of premium writings to surplus was 1.7 to 1.

NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 provides guidance on financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return related to uncertainties in income taxes. FIN No. 48 prescribes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. For a tax position that meets the recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement is recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company's adoption of FIN No. 48 did not have a material impact on its consolidated financial statements.

Effective January 1, 2007, the Company adopted American Institute of Certified Public Accountants ("AICPA") Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides accounting guidance for deferred policy acquisition costs associated with internal replacements of insurance and investment contracts other than those already described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS No. 97"). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. The provisions of SOP 05-1 are effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company's adoption of SOP 05-1 did not have a material impact on its consolidated financial statements.

Effective January 1, 2007, the Company adopted SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of the first fiscal year after September 15, 2006. SFAS No. 155 amends the accounting for hybrid financial instruments and eliminates the exclusion of beneficial interests in securitized financial assets from the guidance under SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." It also eliminates the prohibition on the type of derivative instruments that qualified special purpose entities may hold under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Furthermore, SFAS No. 155 clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The Company's adoption of SFAS No. 155 did not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value. The main objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

The Company adopted SFAS No. 159 as of the beginning of 2008 and elected to apply the fair value option to all short-term investments and all available-for-sale fixed maturity and equity securities existing at the time of adoption and similar securities acquired subsequently unless otherwise noted at the time when the eligible item is first recognized, including hybrid financial instruments with embedded derivatives that would otherwise need to be bifurcated. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. As a result of adopting SFAS No. 159, a net unrealized gain of approximately $81 million, net of tax, related to available-for-sale securities was reclassified from accumulated other comprehensive income to retained earnings on January 1, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is subject to various market risk exposures including interest rate risk and equity price risk. The following disclosure reflects estimate of future performance and economic conditions. Actual results may differ.

The Company invests its assets primarily in fixed maturity investments, which at December 31, 2007 comprised approximately 80% of tota investments at fair value. Tax-exempt bonds represent 85% of the fixed maturity investments with the remaining amount consisting of sinkin fund preferred stocks and taxable bonds. Equity securities account for approximately 12% of total investments at fair value. The remaining 8% o the investment portfolio consists of highly liquid short-term investments which are primarily short-term money market funds.

The value of the fixed maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio increase and vice versa. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that utilizes maturity coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset i to market interest rate fluctuations.

The Company has historically invested in fixed maturity investments with a goal towards maximizing after-tax yields and holding asset to the maturity or call date. Since assets with longer maturity dates tend to produce higher current yields, the Company's historical investmen philosophy resulted in a portfolio with a moderate duration. Bond investments made by the Company typically have call options attached, whicl further reduce the duration of the asset as interest rates decline. The modified duration of the bond portfolio is 4.4 years at December 31, 200 compared to 4.0 years and 2.9 years at December 31, 2006 and 2005, respectively. Given a hypothetical parallel increase of 100 basis points i interest rates, the fair value of the bond portfolio at December 31, 2007 would decrease by approximately $140 million.

At December 31, 2007, the Company's primary objective for common equity investments is current income with a secondary objective o capital appreciation. The fair value of the equity investment consists of $400.6 million in common stocks and $27.7 million in non-sinking fun preferred stocks. The common stock equity assets are typically valued for future economic prospects as perceived by the market. The non-sinkin fund preferred stocks are typically valued using credit spreads to U.S. Treasury benchmarks. This causes them to be comparable to fixed incom securities in terms of interest rate risk.

At December 31, 2007, the duration on the Company's non-sinking fund preferred stock portfolio was 11.8 years. This implies that an upwar parallel shift in the yield curve by 100 basis points would reduce the asset value at December 31, 2007 by approximately $2.7 million, with al other factors remaining constant.

The common equity portfolio represents approximately 11% of total investments at fair value. Beta is a measure of a security's systemati (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The averag Beta for the Company's common stock holdings was 1.10. Based on a hypothetical 20% reduction in the overall value of the stock market, the fai value of the common stock portfolio would decrease by approximately $86 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on its $125 million fixed 7.25% rate senio notes for a floating rate. The interest rate swap has the effect of hedging the fair value of the senior notes.

FORWARD-LOOKING STATEMENTS

Certain statements in this report or in other materials the Company has filed or will file with the SEC (as well as information included in ora statements or other written statements made or to be made by us) contain or may contain "forward-looking statements" within the meaning o Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-lookin statements may address, among other things, the Company's strategy for growth, business development, regulatory approvals, market position expenditures, financial results and reserves. Forward-looking statements are not guarantees of performance and are subject to important factor and events that could cause the Company's actual business, prospects and results of operations to differ materially from the historical informatio contained in this Annual Report and from those that may be expressed or implied by the forward-looking statements contained in this Annua Report and in other reports or public statements made by us.

Factors that could cause or contribute to such differences include, among others: the competition currently existing in the California automobil insurance markets, the Company's success in expanding its business in states outside of California, the impact of potential third party "bad-faith" legislation, changes in laws or regulations, the outcome of tax position challenges by the California FTB, and decisions of courts, regulator and governmental bodies, particularly in California, the Company's ability to obtain and the timing of the approval of the California DOI fo premium rate changes for private passenger automobile policies issued in California and similar rate approvals in other states where the Compan does business, the level of investment yields the Company is able to obtain with its investments in comparison to recent yields and the market risl associated with its investment portfolio, the cyclical and general competitive nature of the property and casualty insurance industry and genera uncertainties regarding loss reserve or other estimates, the accuracy and adequacy of the Company's pricing methodologies, uncertainties relate to assumptions and projections generally, inflation and changes in economic conditions, changes in driving patterns and loss trends, acts of wa and terrorist activities, court decisions and trends in litigation and health care and auto repair costs, and other uncertainties, and all of which ar difficult to predict and many of which are beyond the Company's control. GAAP prescribes when reserves for particular risks including litigation exposures may be established. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain periods.

From time to time, forward-looking statements are also included in the Company's quarterly reports on Form 10-Q and current reports on Form 8-K, in press releases, in presentations, on its web site and in other materials released to the public. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Annual Report or, in the case of any document incorporated by reference, any other report filed with the SEC or any other public statement made by us, the date of the document, report or statement. Investors should also understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying the Company's forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements. The factors identified above are believed to be some, but not all, of the important factors that could cause actual events and results to be significantly different from those that may be expressed or implied in any forward-looking statements. Any forward-looking statements should also be considered in light of the information provided in the Company's filings with the SEC.

QUARTERLY FINANCIAL INFORMATION

Summarized quarterly financial data for 2007 and 2006 is as follows (in thousands except per share data):

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
2007				
Earned premiums	**$ 755,752**	**$ 754,076**	**$ 748,798**	**$ 735,251**
Income before income taxes	**$ 81,499**	**$ 95,117**	**$ 83,675**	**$ 54,745**
Net income	**$ 60,453**	**$ 69,509**	**$ 63,278**	**$ 44,592**
Basic earnings per share	**$ 1.11**	**$ 1.27**	**$ 1.16**	**$ 0.81**
Diluted earnings per share	**$ 1.10**	**$ 1.27**	**$ 1.15**	**$ 0.81**
Dividends declared per share	**$ 0.52**	**$ 0.52**	**$ 0.52**	**$ 0.52**
2006				
Earned premiums	$ 736,680	$ 753,350	$ 753,122	$ 753,871
Income before income taxes	$ 105,214	$ 49,558	$ 91,419	$ 66,218
Net income	$ 58,646	$ 37,812	$ 68,227	$ 50,132
Basic earnings per share	$ 1.07	$ 0.69	$ 1.25	$ 0.92
Diluted earnings per share	$ 1.07	$ 0.69	$ 1.25	$ 0.91
Dividends declared per share	$ 0.48	$ 0.48	$ 0.48	$ 0.48

Quarterly results can be affected by many factors including development on loss reserves, catastrophes, realized gains and losses related to the timing of the sale or write-down of investments and the establishment of liabilities for loss contingencies that meet probability thresholds as required by GAAP. Net income in the fourth quarter of 2007 includes approximately $23 million ($15 million after tax benefit) in losses resulting from the October 2007 Southern California fire storms. For the quarter ended June 30, 2006, net income was negatively impacted by adverse loss reserve development of $35 million recorded for the Company's Florida and New Jersey automobile lines of business, partially offset by positive development of $15 million for business written in California.


PASS

ROAD RULES

Road Rules:

What You Should Know When Your Teen Begins To Drive

Yes, they grow up way too fast. When the day you never thought would come finally arrives, Mercury wants to make sure you and your teenage driver are well prepared and well protected. That is why we created Road Rules, a quick reference guide featuring a variety of safe driving tips and things to consider when your teen begins to drive.

To receive your free copy, please send your request to advertising@mercuryinsurance.com.

Drive safely.





CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands, except share data	December 31, 2007	2006
Assets		
Investments:		
Fixed maturities available for sale, at fair value (amortized cost $2,860,455 in 2007 and $2,851,715 in 2006) (includes hybrid financial instruments: $31,770 in 2007)	$ 2,887,760	$ 2,898,987
Equity securities available for sale, at fair value (cost $317,869 in 2007 and $258,310 in 2006)	413,123	318,449
Equity securities trading, at fair value (cost $13,126 in 2007)	15,114	—
Short-term investments, at cost, which approximates fair value	272,678	282,302
Total investments	3,588,675	3,499,738
Cash	48,245	47,606
Receivables:		
Premiums receivable	294,663	298,772
Premium notes	27,577	29,613
Accrued investment income	36,436	34,307
Other	9,010	10,085
Total receivables	367,686	372,777
Deferred policy acquisition costs	209,805	209,783
Fixed assets, net	172,357	152,260
Other assets	27,728	18,898
Total assets	$ 4,414,496	$ 4,301,062
Liabilities and Stockholders' Equity		
Losses and loss adjustment expenses	$ 1,103,915	$ 1,088,822
Unearned premiums	938,370	950,344
Notes payable	138,562	141,554
Accounts payable and accrued expenses	125,755	137,194
Current income taxes	3,150	18,241
Deferred income taxes	30,852	33,608
Other liabilities	211,894	207,169
Total liabilities	2,552,498	2,576,932
Commitments and contingencies		
Shareholders' equity:		
Common stock without par value or stated value:		
Authorized 70,000,000 shares; issued and outstanding 54,729,913 shares in 2007 and 54,669,606 in 2006	69,369	66,436
Accumulated other comprehensive income	80,557	69,652
Retained earnings	1,712,072	1,588,042
Total shareholders' equity	1,861,998	1,724,130
Total liabilities and shareholders' equity	$ 4,414,496	$ 4,301,062

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Amounts expressed in thousands, except per share data	2007	Year ended December 31, 2006	2005
Revenues:			
Earned premiums	$ 2,993,877	$ 2,997,023	$ 2,847,733
Net investment income	158,911	151,099	122,582
Net realized investment gains	20,808	15,436	16,160
Other	5,154	5,185	5,438
Total revenues	3,178,750	3,168,743	2,991,913
Expenses:			
Losses and loss adjustment expenses	2,036,644	2,021,646	1,862,936
Policy acquisition costs	659,671	648,945	618,915
Other operating expenses	158,810	176,563	150,201
Interest	8,589	9,180	7,222
Total expenses	2,863,714	2,856,334	2,639,274
Income before income taxes	315,036	312,409	352,639
Income tax expense	77,204	97,592	99,380
Net income	$ 237,832	$ 214,817	$ 253,259
Basic earnings per share	$ 4.35	$ 3.93	$ 4.64
Diluted earnings per share	$ 4.34	$ 3.92	$ 4.63

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Amounts expressed in thousands	Year ended December 31, 2007	2006	2005
Net income	**$ 237,832**	$ 214,817	$ 253,259
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	**25,583**	12,144	(10,687)
Less: reclassification adjustment for net gains included in net income	**(8,800)**	(7,373)	(10,868)
Other comprehensive income (loss), before tax	**16,783**	4,771	(21,555)
Income tax expense (benefit) related to unrealized holding gains (losses) arising during period	**8,958**	4,248	(3,751)
Income tax benefit related to reclassification adjustment for net gains included in net income	**(3,080)**	(2,580)	(3,804)
Comprehensive income, net of tax	**$ 248,737**	$ 217,920	$ 239,259

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Amounts expressed in thousands	Year ended December 31, 2007	2006	2005
Common stock, beginning of year	**$ 66,436**	$ 63,103	$ 60,206
Proceeds of stock options exercised	**2,173**	1,943	2,394
Share-based compensation expense	**487**	885	—
Tax benefit on sales of incentive stock options	**273**	505	503
Common stock, end of year	**69,369**	66,436	63,103
Accumulated other comprehensive income, beginning of year	**69,652**	66,549	80,549
Net increase (decrease) in other comprehensive income, net of tax	**10,905**	3,103	(14,000)
Accumulated other comprehensive income, end of year	**80,557**	69,652	66,549
Retained earnings, beginning of year	**1,588,042**	1,478,185	1,318,793
Net income	**237,832**	214,817	253,259
Dividends paid to shareholders	**(113,802)**	(104,960)	(93,867)
Retained earnings, end of year	**1,712,072**	1,588,042	1,478,185
Total shareholders' equity	**$ 1,861,998**	$ 1,724,130	$ 1,607,837

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands	Year ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	$ 237,832	$ 214,817	$ 253,259
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	26,324	24,262	18,781
Net realized investment gains	(20,808)	(15,436)	(16,160)
Bond amortization, net	7,414	4,701	11,814
Excess tax benefit from exercise of stock options	(273)	(505)	—
Decrease (increase) in premiums receivable	4,109	(13,989)	(14,741)
Decrease (increase) in premium notes receivable	2,036	(2,611)	(3,300)
Increase in deferred policy acquisition costs	(22)	(11,840)	(23,103)
Increase in unpaid losses and loss adjustment expenses	15,093	66,219	121,859
(Decrease) increase in unearned premiums	(11,974)	47,777	102,888
(Decrease) increase in accrued income taxes payable, excluding deferred tax on change in unrealized gain	(21,817)	24,435	(6,443)
Decrease in accounts payable and accrued expenses	(11,439)	(467)	(1,175)
Net increase in trading securities	(10,101)	—	—
Share-based compensation	487	886	—
Other, net	(740)	24,947	62,114
Net cash provided by operating activities	216,121	363,196	505,793
Cash flows from investing activities:			
Fixed maturities available for sale:			
Purchases	(1,782,206)	(2,701,195)	(1,787,879)
Sales	1,442,863	1,912,718	937,481
Calls or maturities	311,714	522,193	409,520
Equity securities available for sale:			
Purchases	(578,573)	(429,564)	(406,974)
Sales	546,314	404,730	401,016
(Decrease) increase in payable for securities, net	(5,141)	949	250
Net decrease in short-term investments	9,624	38,747	100,320
Purchase of fixed assets	(42,036)	(40,644)	(42,211)
Sale of fixed assets	1,110	529	1,211
Other, net	3,455	8,675	3,442
Net cash used in investing activities	(92,876)	(282,862)	(383,824)

Amounts expressed in thousands	Year ended December 31, 2007	2006	2005
Cash flows from financing activities:			
Dividends paid to shareholders	**(113,802)**	(104,960)	(93,867
Excess tax benefit from exercise of stock options	**273**	505	—
Mortgage loan pay-off	**(11,250)**	—	—
Proceeds from stock options exercised	**2,173**	1,943	2,394
Net cash used in financing activities	**(122,606)**	(102,512)	(91,473
Net increase (decrease) in cash	**639**	(22,178)	30,496
Cash:			
Beginning of the year	**47,606**	69,784	39,288
End of the year	**$ 48,245**	$ 47,606	$ 69,784

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The Company operates primarily as a private passenger automobile insurer selling policies through a network of independent agents and brokers in thirteen states. The Company also offers homeowners insurance, commercial automobile and property insurance, mechanical breakdown insurance, commercial and dwelling fire insurance and umbrella insurance. The private passenger automobile lines of insurance exceeded 83% of the Company's net premiums written in 2007, 2006 and 2005, with approximately 79%, 75% and 73% of the private passenger automobile premiums written in the state of California during 2007, 2006 and 2005, respectively.

The consolidated financial statements include the accounts of Mercury General Corporation (the "Company") and its wholly-owned subsidiaries, Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company, California General Underwriters Insurance Company, Inc., Mercury Insurance Company of Georgia, Mercury Insurance Company of Illinois, Mercury Insurance Company of Florida, Mercury Indemnity Company of Georgia, Mercury National Insurance Company, Mercury Indemnity Company of America, Mercury Insurance Services, LLC ("MISLLC"), American Mercury Insurance Company ("AMI"), Mercury Select Management Company, Inc. ("MSMC"), American Mercury Lloyds Insurance Company ("AML") and Mercury County Mutual Insurance Company ("MCM"). American Mercury MGA, Inc. ("AMMGA") is a wholly-owned subsidiary of AMI. AML is not owned by the Company, but is controlled by the Company through its attorney-in-fact, MSMC. MCM is not owned by the Company, but is controlled through a management contract and therefore its results are included in the consolidated financial statements. The consolidated financial statements also include Concord Insurance Services, Inc. ("Concord"), a Texas insurance agency owned by the Company. All of the subsidiaries as a group, including AML and MCM, but excluding MSMC, AMMGA, and MISLLC, are referred to as the Insurance Companies. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which differ in some respects from those filed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions in the preparation of these consolidated financial statements relate to loss and loss adjustment expenses. Actual results could differ from those estimates.

INVESTMENTS

Fixed maturities available-for-sale include those securities that management intends to hold for indefinite periods, but which may be sold in response to changes in interest rates, tax planning considerations or other aspects of asset/liability management. Fixed maturities available-for-sale, which include bonds and sinking fund preferred stocks, are carried at fair value. Investments in equity securities, which include common stocks and non-redeemable preferred stocks, are carried at fair value. Short-term investments are carried at cost, which approximates fair value.

With limited exceptions, the market valuations were drawn from standard trade data sources. In no case was any valuation made by the Company's management using models. Fixed maturities are amortized using first call date and are adjusted for anticipated prepayments. Mortgage-backed securities at amortized cost are adjusted for anticipated prepayment using the prospective method. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges and were valued at the last transaction price on the balance sheet date.

Temporary unrealized gains and losses for investments available for sale, except for those accounted for under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and SFAS No. 140" ("SFAS No. 155"), are credited or charged directly to shareholders' equity as part of accumulated other comprehensive income (loss), net of applicable taxes. Changes in fair value for those investments accounted for under SFAS No. 133 and SFAS No. 155, as well as for trading securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), are reflected in net realized gains or losses in the consolidated statements of income. When a decline in value of fixed maturities or equity securities is considered other than temporary, a loss is recognized in the consolidated statements of income. Realized capital gains and losses are included in the consolidated statements of income based upon the specific identification method.

The Company writes covered call options through listed and over-the-counter exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Company has realized a gain or loss. The Company, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under SFAS No. 115, the Company categorizes all of its investments in debt securities and the majority of equity securities as available-for-sale. The remaining equity securities are categorized as trading. Accordingly, all investments, including cash and short-term investments, are carried on the balance sheet at their fair value. The carrying amounts and fair values for investment securities are disclosed in Note 2 of Notes to Consolidated Financial Statements and were drawn from standard trade data sources such as market and broker quotes. The carrying value of receivables, accounts payable and accrued expenses and other liabilities is equivalent to the estimated fair value of those items.

PREMIUM INCOME RECOGNITION

Insurance premiums are recognized as income ratably over the term of the policies, that is, in proportion to the amount of insurance protection provided. Unearned premiums are computed on a monthly pro rata basis. Unearned premiums are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other assets and other receivables. Net premiums of $2.98 billion, $3.04 billion, and $2.95 billion were written in 2007, 2006 and 2005, respectively.

One broker produced direct premiums written of approximately 14%, 13% and 14% of the Company's total direct premiums written during 2007, 2006 and 2005, respectively. No other agent or broker accounted for more than 2% of direct premiums written.

PREMIUM NOTES

Premium notes receivable represent the balance due to the Company from policyholders who elect to finance their premiums over the policy term. The Company requires both a down payment and monthly payments as part of its financing program. Premium finance fees are charged to policyholders who elect to finance premiums. The fees are charged at rates that vary with the amount of premium financed. Premium finance fees are recognized over the term of the premium note based upon the effective yield.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs related to unearned premiums, which consist of commissions, premium taxes and certain other underwriting costs, and which vary directly with and are directly related to the production of business, are deferred and amortized to expense ratably over the terms of the policies. Deferred acquisition costs are limited to the amount which will remain after deducting from unearned premiums and anticipated investment income the estimated losses and loss adjustment expenses and the servicing costs that will be incurred as the premiums are earned. The Company does not defer advertising expenses.

LOSSES AND LOSS ADJUSTMENT EXPENSES

The liability for losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period, plus estimates, based upon past experience, of ultimate developed costs which may differ from case estimates and estimates of unreported claims. The liability is stated net of anticipated salvage and subrogation recoveries. The amount of reinsurance recoverable is included in other receivables.

Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is required. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials or labor rates can impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the occurrence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail property damage claims tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions for loss reserves are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

The Company analyzes loss reserves quarterly primarily using the incurred loss development, average severity and claim count development methods described below. The Company also uses the paid loss development method to analyze loss adjustment expense reserves and industry claims data as part of its reserve analysis. When deciding which method to use in estimating its reserves, the Company and its actuaries evaluate the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of business or coverage within a line of business. When establishing the reserve, the Company will generally analyze the results from all of the methods used rather than relying on one method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss development method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the incurred loss development method provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of business which have a long operating history.
- The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts.
- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provides meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing reserves.
- The *paid loss development method* analyzes historical payment patterns to estimate the amount of losses yet to be paid. The Company primarily uses this method for loss adjustment expenses because specific case reserves are generally not established for loss adjustment expenses.

In states with little operating history where there are insufficient claims data to prepare a reserve analysis relying solely on Company historical data, the Company generally projects ultimate losses using industry average loss data or expected loss ratios. As the Company develops an operating history in these states, the Company will rely increasingly on the incurred loss development and average severity and claim count development methods. The Company analyzes catastrophe losses separately from non-catastrophe losses. For these losses, the Company determines claim counts based on claims reported and development expectations from previous catastrophes and applies an average expected loss per claim based on reserves established by adjusters and average losses on previous storms.

DEPRECIATION AND AMORTIZATION

Buildings are stated at the lower of cost or fair value and depreciated on a straight line basis over 30 years. Furniture and equipment and purchased software are stated at cost and depreciated on a combination of straight-line and accelerated methods over 3 to 10 years. Automobiles are depreciated over 5 years, using an accelerated method. Internally developed computer software is capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized on a straight-line method over the estimated useful life of the software, not exceeding five years. Leasehold improvements are stated at cost and amortized over the life of the associated lease.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Company has entered into a hedge transaction that converts fixed rate debt to variable rate debt, effectively hedging the change in fair value of the fixed rate debt resulting from fluctuations in interest rates. The carrying values of the derivative designated as a fair value hedging instrument and the fixed rate debt are adjusted to fair values in accordance with SFAS No. 133, as amended, as discussed in Note 5 of Notes to Consolidated Financial Statements.

EARNINGS PER SHARE

Earnings per share is presented in accordance with the provisions of SFAS No. 128, "Earnings per Share," which requires presentation of basic and diluted earnings per share for all publicly traded companies. Note 13 of Notes to Consolidated Financial Statements contains the required disclosures which make up the calculation of basic and diluted earnings per share.

SEGMENT REPORTING

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. The Company does not have any operations that require separate disclosure as operating segments.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled, and reflected in the financial statements in the period enacted.

REINSURANCE

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. The ceded amounts are immaterial and are carried in other receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Insurance Companies, as primary insurers, are required to pay losses to the extent reinsurers are unable to discharge their obligations under the reinsurance agreements.

SUPPLEMENTAL CASH FLOW INFORMATION

A summary of interest and income taxes paid is as follows:

	Year ended December 31,		
Amounts in thousands	**2007**	2006	2005
Interest	**$ 8,618**	$ 8,702	$ 5,649
Income taxes	**100,410**	73,144	105,811

In 2007, the Company issued a promissory note of $4.5 million that is due in April 2009 in connection with the acquisition of a 4.25 acre parcel of land in Brea, California.

SHARE-BASED COMPENSATION

Prior to January 1, 2006, the Company accounted for share-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under that method, when options are granted with a strike price equal to or greater than market price on the date of issuance, there is no impact on earnings either on the date of the grant or thereafter, absent modification to the options. Accordingly, the Company recognized no share-based compensation expense in periods prior to January 1, 2006.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), using the modified prospective transition method and therefore has not restated results from prior periods. Under this transition method, share-based compensation expense for 2006 includes compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Share-based compensation expense for all share-based payment awards granted or modified on or after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is the option vesting term of generally five years, for only those shares expected to vest. The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the grant-date assumptions and weighted-average fair values, as discussed in Note 12 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 provides guidance on financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return related to uncertainties in income taxes. FIN No. 48 prescribes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. For a tax position that meets the recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement is recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company's adoption of FIN No. 48 did not have a material impact on its consolidated financial statements.

Effective January 1, 2007, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides accounting guidance for deferred policy acquisition costs associated with internal replacements of insurance and investment contracts other than those already described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. The provisions of SOP 05-1 are effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company's adoption of SOP 05-1 did not have a material impact on its consolidated financial statements.

Effective January 1, 2007, the Company adopted SFAS No. 155. The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of the first fiscal year after September 15, 2006. SFAS No. 155 amends the accounting for hybrid financial instruments and eliminates the exclusion of beneficial interests in securitized financial assets from the guidance under SFAS No.133. It also eliminates the prohibition on the type of derivative instruments that qualified special purpose entities may hold under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Furthermore, SFAS No. 155 clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The Company's adoption of SFAS No. 155 did not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value. The main objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

The Company adopted SFAS No. 159 as of the beginning of 2008 and elected to apply the fair value option to all short-term investments and all available-for-sale fixed maturity and equity securities existing at the time of adoption and similar securities acquired subsequently unless otherwise noted at the time when the eligible item is first recognized, including hybrid financial instruments with embedded derivatives that would otherwise need to be bifurcated. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. As a result of adopting SFAS No. 159, a net unrealized gain of approximately $81 million, net of tax, related to available-for-sale securities was reclassified from accumulated other comprehensive income to retained earnings on January 1, 2008.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year balances to conform to the current year presentation.

Note 2. Investments and Investment Income

INVESTMENT INCOME

A summary of net investment income is shown in the following table:

Amounts in thousands		Year ended December 31,	
	2007	2006	2005
Interest and dividends on fixed maturities	$ 141,021	$ 130,339	$ 100,403
Dividends on equity securities	9,476	8,152	10,149
Interest on short-term investments	13,452	15,557	13,827
Total investment income	163,949	154,048	124,379
Investment expense	5,038	2,949	1,797
Net investment income	$ 158,911	$ 151,099	$ 122,582

REALIZED INVESTMENT GAINS AND LOSSES

A summary of net realized investment gains and losses is as follows:

Amounts in thousands		Year ended December 31,	
	2007	2006	2005
Net realized investment gains (losses):			
Fixed maturities	$ (12,830)	$ (3,611)	$ (280)
Equity securities	33,638	19,047	16,440
	$ 20,808	$ 15,436	$ 16,160

Net realized investment gains (losses) includes investment write-downs considered to be other-than-temporary impairment losses of $22.7 million, $2.0 million, and $2.2 million in 2007, 2006, and 2005, respectively. In addition, in 2007, net realized investment gains and losses also includes $2.0 million gain and $1.4 million loss related to the change in the fair value of trading securities and hybrid financial instruments, respectively.

Gross gains and losses realized on the sales of investments (excluding calls) are shown below:

Amounts in thousands		Year ended December 31,	
	2007	2006	2005
Fixed maturities available for sale:			
Gross realized gains	$ 1,626	$ 541	$ 604
Gross realized losses	(4,196)	(3,778)	(1,539)
Net	$ (2,570)	$ (3,237)	$ (935)
Equity securities available for sale:			
Gross realized gains	$ 69,288	$ 30,990	$ 26,799
Gross realized losses	(20,773)	(10,955)	(8,330)
Net	$ 48,515	$ 20,035	$ 18,469
Equity securities trading:			
Gross realized gains	$ 7,145	$ —	$ —
Gross realized losses	(5,431)	—	—
Net	$ 1,714	$ —	$ —

UNREALIZED INVESTMENT GAINS AND LOSSES

A summary of the net increase (decrease) in unrealized investment gains and losses less applicable income tax expense (benefit) is as follows:

Amounts in thousands	Year ended December 31, 2007	2006	2005
Net increase (decrease) in net unrealized investment gains and losses:			
Fixed maturities available for sale	$ (18,612)	$ (4,538)	$ (28,546)
Income tax benefit	(6,514)	(1,589)	(9,990)
	$ (12,098)	$ (2,949)	$ (18,556)
Equity securities	$ 35,382	$ 9,311	$ 6,988
Income tax expense	12,379	3,259	2,432
	$ 23,003	$ 6,052	$ 4,556

Accumulated unrealized gains and losses on securities available for sale are as follows:

Amounts in thousands	December 31, 2007	2006
Fixed maturities available for sale:		
Unrealized gains	$ 54,975	$ 63,705
Unrealized losses	(26,314)	(16,433)
Tax effect	(10,031)	(16,545)
	$ 18,630	$ 30,727
Equity securities available for sale:		
Unrealized gains	$ 104,717	$ 65,709
Unrealized losses	(9,463)	(5,837)
Tax effect	(33,326)	(20,947)
	$ 61,928	$ 38,925

FAIR VALUE OF INVESTMENTS

The amortized cost and estimated fair value of investments in fixed maturities available-for-sale (excluding hybrid financial instruments with an estimated fair value of $31.8 million) as of December 31, 2007 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 36,157	$ 283	$ 65	$ 36,375
Obligations of states and political subdivisions	2,435,215	49,878	20,552	2,464,541
Mortgage-backed securities	227,606	2,018	2,049	227,575
Corporate securities	126,272	2,789	3,633	125,428
Redeemable preferred stock	2,079	7	15	2,071
Totals	$ 2,827,329	$ 54,975	$ 26,314	$ 2,855,990

The amortized cost and estimated fair value of investments in fixed maturities available-for-sale as of December 31, 2006 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 133,733	$ 36	$ 1,292	$ 132,477
Obligations of states and political subdivisions	2,282,877	59,780	6,695	2,335,962
Mortgage-backed securities	273,420	1,179	2,866	271,733
Corporate securities	157,893	2,709	5,553	155,049
Redeemable preferred stock	3,792	1	27	3,766
Totals	$ 2,851,715	$ 63,705	$ 16,433	$ 2,898,987

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary, it is written off as a realized loss through the consolidated statements of income. The Company's assessment of other-than-temporary impairments is security-specific as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been lower than the cost, the financial condition and the near-term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent and ability to hold the securities until they mature or recover their value. The Company recognized $22.7 million and $2.0 million in realized losses as other-than-temporary declines to its investment securities during 2007 and 2006, respectively.

The following table illustrates the gross unrealized losses on securities available for sale and the fair value of those securities, aggregated by investment category as of December 31, 2007. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of December 31, 2007.

	Less than 12 months		12 months or more		Total	
Amounts in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury Securities and obligations of U.S. government corporations and agencies	$ 64	$ 13,140	$ 1	$ 1,300	$ 65	$ 14,440
Obligations of states and political subdivisions	12,342	788,701	8,210	294,940	20,552	1,083,641
Corporate securities	2,177	18,141	1,456	48,444	3,633	66,585
Mortgage-backed securities	606	35,733	1,443	64,509	2,049	100,242
Redeemable preferred stock	4	492	11	1,184	15	1,676
Subtotal, debt securities	15,193	856,207	11,121	410,377	26,314	1,266,584
Equity securities	8,882	81,215	581	4,060	9,463	85,275
Total temporarily impaired securities	$ 24,075	$ 937,422	$ 11,702	$ 414,437	$ 35,777	$ 1,351,859

The $35.8 million gross unrealized losses on securities available for sale represents 1.03% of total investments at amortized cost. These unrealized losses consist mostly of individual securities with unrealized losses of less than 20% of each security's amortized cost. Of these, the most significant unrealized loss relates to one corporate bond with an unrealized loss of approximately $1.3 million and with a market value decline of 13% of amortized cost. Approximately $1.2 million of the total gross unrealized losses relates to 26 individual equity securities and one fixed maturity security with unrealized losses that exceed 20% of each security's amortized cost. None of these 27 securities have unrealized losses greater than $0.1 million nor have they been in an unrealized loss position for more than 12 months.

Based upon the Company's analysis of the securities, which includes consideration of the status of debt servicing for fixed maturities and third party analyst estimates for the equity securities, and the Company's intent and ability to hold the securities until they mature or recover their costs, the Company has concluded that the gross unrealized losses of $35.8 million at December 31, 2007 were temporary in nature. However, facts and circumstances may change which could result in a decline in fair value considered to be other than temporary.

The following table illustrates the gross unrealized losses on securities available for sale and the fair value of those securities, aggregated by investment category as of December 31, 2006. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of December 31, 2006.

	Less than 12 months		12 months or more		Total	
Amounts in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury Securities and obligations of U.S. government corporations and agencies	$ 127	$ 34,167	$ 1,165	$ 84,517	$ 1,292	$ 118,684
Obligations of states and political subdivisions	3,140	436,060	3,555	181,190	6,695	617,250
Corporate securities	927	39,263	4,626	61,136	5,553	100,399
Mortgage-backed securities	1,043	83,784	1,823	70,457	2,866	154,241
Redeemable preferred stock	27	2,772	—	—	27	2,772
Subtotal, debt securities	5,264	596,046	11,169	397,300	16,433	993,346
Equity securities	5,153	48,653	684	15,323	5,837	63,976
Total temporarily impaired securities	$ 10,417	$ 644,699	$ 11,853	$ 412,623	$ 22,270	$ 1,057,322

Unrealized losses that have been in a continuous unrealized loss position over 12 months are mostly accounted for by unrealized losses of fixed maturity securities, and amounted to 0.3% of the total investment market value at December 31, 2007 compared to 0.3% at December 31, 2006. The increase from December 31, 2006 to December 31, 2007 in the total unrealized losses is predominantly in the obligations of states and political subdivisions (municipal bond) category and relates primarily to the credit market dislocation experienced during 2007.

At December 31, 2007, bond holdings rated below investment grade were 1.3% of total investments at fair value. The average rating of the bond portfolio was AA, investment grade. Additionally, the Company owns securities that are credit enhanced by financial guarantors that are subject to uncertainty related to market perception of the guarantors' ability to perform. Determining the estimated fair value of municipal bonds could become more difficult should markets for these securities become illiquid. The amortized cost and estimated fair value of fixed maturities available for sale at December 31, 2007 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amounts in thousands	**Amortized Cost**	**Estimated Fair Value**
Fixed maturities available for sale:		
Due in one year or less	**$ 34,688**	**$ 34,191**
Due after one year through five years	**197,290**	**199,567**
Due after five years through ten years	**637,127**	**656,959**
Due after ten years	**1,745,619**	**1,750,971**
Mortgage-backed securities	**245,731**	**246,072**
	$ 2,860,455	**$ 2,887,760**

Note 3. Fixed Assets

A summary of fixed assets follows:

Amounts in thousands	December 31, 2007	2006
Land	$ 23,353	$ 15,848
Buildings	94,827	87,529
Furniture and equipment	116,531	110,159
Capitalized software	74,307	52,361
Leasehold improvements	4,468	4,211
	313,486	270,108
Less accumulated depreciation	(141,129)	(117,848
Net fixed assets	$ 172,357	$ 152,260

Depreciation expense including amortization of leasehold improvements was $26.3 million, $24.3 million, and $18.8 million during 2007, 2006 and 2005, respectively.

Note 4. Deferred Policy Acquisition Costs

Policy acquisition costs incurred and amortized are as follows:

Amounts in thousands	Year ended December 31, 2007	2006	2005
Balance, beginning of year	$ 209,783	$ 197,943	$ 174,840
Costs deferred during the year	659,692	660,785	642,018
Amortization charged to expense	(659,670)	(648,945)	(618,915
Balance, end of year	$ 209,805	$ 209,783	$ 197,943

Note 5. Notes Payable

Notes Payable consists of the following:

Amounts in thousands	December 31, 2007	2006
Unsecured senior notes	$ 134,062	$ 130,304
Mortgage note	—	11,250
Secured promissory note	4,500	—
	$ 138,562	$ 141,554

On August 7, 2001, the Company issued $125 million of senior notes payable. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon rate payable on February 15 and August 15 each year. The notes mature on August 15, 2011. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount of 99.723%, resulting in the effective annualized interest rate including debt issuance costs of approximately 7.44%.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap agreement terminates on August 15, 2011 and includes an early termination option exercisable by either party on the fifth anniversary or each subsequent anniversary by providing sufficient notice, as defined. The swap reduced interest expense in 2005, 2006 and 2007, but does expose the Company to higher interest expense in future periods if LIBOR rates increase. The effective annualized interest rate was 6.4% and 6.6% in 2007 and 2006, respectively. The swap is designated as a fair value hedge and qualifies for the "shortcut method" under SFAS No. 133, because the hedge is deemed to have no ineffectiveness. The fair value of the interest rate swap was $9,218,000 and $5,496,000 at

December 31, 2007 and 2006, respectively, and has been recorded in other assets in the consolidated balance sheets with a corresponding increase to notes payable. The interest rate swap was determined to be highly effective and no amount of ineffectiveness was recorded in earnings during 2007 and 2006.

In October 2007, the Company completed the acquisition of a 4.25 acre parcel of land in Brea, California. In conjunction with the purchase, the Company entered into an 18-month lease agreement with the seller allowing the seller to use the property during the lease term. Also, as part of the acquisition, the Company issued a secured promissory note in the amount of $4,500,000 without interest. The note is payable three business days after the Company receives a written notice from the seller that the property has been vacated in accordance with the lease.

The aggregated maturities for notes payable are as follows:

Year	Maturity
2008	$ 0
2009	$ 4,500,000
2010	$ 0
2011	$ 125,000,000

Note 6. Income Taxes

INCOME TAX PROVISION

The Company and its subsidiaries file a consolidated Federal income tax return. The provision for income tax expense (benefit) consists of the following components:

	Year ended December 31,		
Amounts in thousands	2007	2006	2005
Federal			
Current	$ 82,016	$ 80,069	$ 82,509
Deferred	(7,844)	(7,169)	13,520
	$ 74,172	$ 72,900	$ 96,029
State			
Current	$ 1,994	$ 23,039	$ 2,463
Deferred	1,038	1,653	888
	$ 3,032	$ 24,692	$ 3,351
Total			
Current	$ 84,010	$ 103,108	$ 84,972
Deferred	(6,806)	(5,516)	14,408
Total	$ 77,204	$ 97,592	$ 99,380

The income tax provision reflected in the consolidated statements of income is less than the expected federal income tax on income before income taxes as shown in the table below:

	Year ended December 31,		
Amounts in thousands	2007	2006	2005
Computed tax expense at 35%	$ 110,263	$ 109,343	$ 123,424
Tax-exempt interest income	(38,254)	(33,325)	(28,187)
Dividends received deduction	(2,087)	(1,902)	(2,333)
Reduction of losses incurred deduction for 15% of income on securities purchased after August 7, 1986	6,014	5,245	4,474
Other, net	1,268	18,231	2,002
Income tax expense	$ 77,204	$ 97,592	$ 99,380

DEFERRED TAX ASSET AND LIABILITY

The temporary differences that give rise to a significant portion of the deferred tax asset (liability) relate to the following:

Amounts in thousands	December 31, 2007	2006
Deferred tax assets		
20% of net unearned premium	$ 68,027	$ 68,975
Discounting of loss reserves and salvage and subrogation recoverable for tax purposes	15,941	17,812
Write-down of impaired investments	11,549	4,757
Other deferred tax assets	10,800	3,478
Total gross deferred tax assets	106,317	95,022
Deferred tax liabilities		
Deferred acquisition costs	(73,432)	(73,424)
Tax liability on net unrealized gain on securities carried at fair value	(43,357)	(37,492)
Tax depreciation in excess of book depreciation	(10,073)	(10,967)
Accretion on bonds	(945)	(914)
Undistributed earnings of insurance subsidiaries	(5,113)	(4,510)
Other deferred tax liabilities	(4,249)	(1,323)
Total gross deferred tax liabilities	(137,169)	(128,630)
Net deferred tax liabilities	$ (30,852)	$ (33,608)

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

UNCERTAINTY IN INCOME TAXES

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. The tax years that remain subject to examination by major taxing jurisdictions are 2004 through 2006 for federal taxes and 2001 through 2006 for California state taxes.

On March 28, 2006, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessments issued against the Company for tax years 1993 through 1996 in which the Franchise Tax Board ("FTB") disallowed a portion of the Company's expenses related to management services provided to its insurance subsidiaries on grounds that such expenses were allocable to the Company's tax-deductible dividends from such subsidiaries. The SBE decision resulted in a smaller disallowance of the Company's interest expense deductions than was proposed by the FTB in those years. As a result of this ruling, the Company recorded an income tax charge (including penalties and interest) of approximately $15 million, after federal tax benefit, in the first quarter of 2006. The Company believes that the deduction of the expenses related to management services provided to its insurance subsidiaries is appropriate and is challenging the SBE decision in Superior Court.

The California FTB has audited the 1997 through 2002 and 2004 tax returns and accepted the 1997 through 2000 returns to be correct as filed. The Company received a notice of examination for the 2003 tax return from the FTB in January 2008. For the Company's 2001, 2002, and 2004 tax returns, the FTB has taken exception to the state apportionment factors used by the Company. Specifically, the FTB has asserted that payroll and property factors from Mercury Insurance Services, LLC, a subsidiary of Mercury Casualty Company that are excluded from the Mercury General California Franchise tax return, should be included in the California apportionment factors. In addition, for the 2004 tax return, the FTB has asserted that a portion of management fee expenses paid by Mercury Insurance Services, LLC should be disallowed. Based on these assertions, the FTB has issued notices of proposed tax assessments for the 2001, 2002 and 2004 tax years, totaling approximately $5 million. The Company strongly disagrees with the position taken by the FTB and plans to formally appeal the assessments before the SBE. An unfavorable ruling against the Company may have a material impact on the Company's results of operations in the period of such ruling. Management believes that the issue will ultimately be resolved in favor of the Company. However, there can be no assurance that the Company will prevail on this matter.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. No adjustment to the Company's financial position was required as a result of the implementation of this Interpretation.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 7,382,000
Additions based on tax positions related to the current year	921,000
Additions for tax positions of prior years	289,000
Reductions for tax positions related to the current year	—
Reductions for tax positions of prior years	(4,113,000)
Decreases resulting from settlements with taxing authorities	—
Reductions as a result of a lapse of the applicable statue of limitations	(61,000)
Balance at December 31, 2007	$ 4,418,000

Of this total, $3,279,000 represents unrecognized tax benefits, net of federal tax benefit and accrued interest expense which, if recognized, would affect the Company's effective tax rate.

Management anticipates that it is reasonably possible that the Company's total amount of unrecognized tax benefits will increase within the next twelve months by approximately $800,000 to $1,000,000 related to its ongoing California state tax apportionment factor issues.

The Company recognizes interest and penalties related to unrecognized tax benefits as a part of income taxes. During the years ended December 31, 2007, 2006, and 2005, the Company recognized interest and penalty expense of $450,000, $14,432,000, and $610,000, respectively. The Company carried an accrued interest balance of $710,000 and $260,000 at December 31, 2007 and 2006, respectively. No penalties have been expensed in 2007.

Note 7. Reserves for Losses and Loss Adjustment Expenses

Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

	Year ended December 31,		
Amounts in thousands	2007	2006	2005
Gross reserves, beginning of year	$ 1,088,822	$ 1,022,603	$ 900,744
Less reinsurance recoverable	(6,429)	(16,969)	(14,137)
Net reserves, beginning of year	1,082,393	1,005,634	886,607
Incurred losses and loss adjustment expenses related to:			
Current year	2,017,120	2,000,357	1,909,453
Prior years	19,524	21,289	(46,517)
Total incurred losses and loss adjustment expenses	2,036,644	2,021,646	1,862,936
Loss and loss adjustment expense payments related to:			
Current year	1,345,234	1,311,982	1,218,784
Prior years	674,345	632,905	525,125
Total payments	2,019,579	1,944,887	1,743,909
Net reserves, end of year	1,099,458	1,082,393	1,005,634
Reinsurance recoverable	4,457	6,429	16,969
Gross reserves, end of year	$ 1,103,915	$ 1,088,822	$ 1,022,603

The increase in the provision for insured events of prior years in 2007 primarily relates to adverse development of approximately $25 million in California mostly resulting from increases in estimates for loss severity and ultimate reported claims on the bodily injury reserves, which was partially offset by positive development of approximately $5 million related to operations outside of California. In October 2007, the Southern California region was devastated by sweeping fire storms. The Company recorded a pre-tax loss of approximately $23 million resulting from these fire storms.

The increase in the provision for insured events of prior years in 2006 relates largely to the unexpected development of several large extra-contractual claims in the state of Florida and increases in reserve estimates for the bodily injury and personal injury protection coverages in New Jersey.

The decrease in the provision for insured events of prior years in 2005 relates largely to a decrease in the estimated inflation rates on earlier accident years on bodily injury coverage for California automobile insurance. During 2005, the state of Florida was struck by several hurricanes. The pre-tax loss resulting from these hurricanes was approximately $27 million.

Note 8. Shareholder Dividends and Dividend Restrictions

The following table summarizes shareholder dividends paid in total and per-share:

	2007	2006	2005
Total paid	$ 113,802,000	$ 104,960,000	$ 93,867,000
Per-share	$ 2.08	$ 1.92	$ 1.72

The Insurance Companies are subject to the financial capacity guidelines established by their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. For 2008, the direct insurance subsidiaries of the Company are permitted to pay approximately $246 million in dividends to the Company without the prior approval of the Department of Insurance ("DOI") of the states of domicile. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay shareholder dividends. During 2007 and 2006, the Insurance Companies paid dividends to Mercury General Corporation of $127.0 million and $168.0 million, respectively.

Note 9. Statutory Balances and Accounting Practices

The Insurance Companies prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments. Prescribed statutory accounting practices include primarily those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2007, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The Insurance Companies' statutory net income, as reported to regulatory authorities, was $237.3 million, $238.1 million and $253.8 million for 2007, 2006 and 2005, respectively. The statutory policyholders' surplus of the Insurance Companies, as reported to regulatory authorities was $1,721.8 million and $1,579.2 million as of December 31, 2007 and 2006, respectively.

Note 10. Commitments and Contingencies

LEASES

The Company is obligated under various noncancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2013. For leases that contain predetermined escalations of the minimum rentals, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred rent in other liabilities. This liability amounted to approximately $1,200,000 and $1,000,000 at December 31, 2007 and 2006, respectively. Total rent expense under these lease agreements was $9,469,000, $8,292,000 and $7,175,000 for 2007, 2006 and 2005, respectively.

The annual rental commitments, expressed in thousands, are shown as follows:

Year	Rent Expense
2008	$ 9,889
2009	7,849
2010	6,387
2011	4,534
2012	3,098
Thereafter	1,411

LITIGATION

The Company is, from time to time, named as a defendant in various lawsuits relating to its insurance business. In most of these actions, plaintiffs assert claims for punitive damages, which are not insurable under judicial decisions. The Company has established reserves for lawsuits in cases where the Company is able to estimate its potential exposure and it is probable that the court will rule against the Company. The Company vigorously defends actions against it, unless a reasonable settlement appears appropriate. An unfavorable ruling against the Company in the actions currently pending may have a material impact on the Company's results of operations in the period of such ruling, however, it is not expected to be material to the Company's financial condition.

Sam Donabedian, individually and on behalf of those similarly situated v. Mercury Insurance Company, et al., was originally filed on April 20, 2001 in the Los Angeles Superior Court, asserting, among other things, a claim that the Company's calculation of persistency discounts to determine premiums is an unfair business practice, a violation of the California Consumer Legal Remedies Act ("CLRA") and a breach of the covenant of good faith and fair dealing. The Company originally prevailed on a Demurrer to the Complaint and the case was dismissed; however, the California Court of Appeal reversed the trial court's ruling, deciding that the California Insurance Commissioner does not have the exclusive right to review the calculation of insurance rates/premiums. After filing two additional pleadings, on June 28, 2005, the Plaintiff filed a Fourth Amended Complaint asserting claims for violation of California Business & Professions Code Section 17200 and breach of the covenant of good faith and fair dealing (the CLRA claim previously had been dismissed with prejudice). Plaintiff again sought injunctive relief, unspecified restitution and monetary damages as well as punitive damages and attorneys' fees and costs. Without leave of court, the Plaintiff also attempted to state claims for breach of contract and fraud. The Company filed a Demurrer and Motion to Strike certain portions of the Plaintiff's Fourth Amended Complaint. Following a hearing on September 19, 2005, the Court took the matter under submission. While the motions were under submission, counsel for the Plaintiff asked the Company to engage in settlement discussions. The Court agreed to stay the matter and counsel for the Plaintiff and the Company met on several occasions to seek resolution, but none was reached.

Additionally, over the Company's objection, on May 9, 2005, the trial court permitted The Foundation for Taxpayer and Consumer Rights ("FTCR") to file a Complaint in Intervention to allege that the Company's calculation of persistency discounts constitutes a violation of insurance Code Section 1861.02(a) and (c). Following a ruling by the Court of Appeal in another case which found that there is no private right of action to allege violations of Section 1861.02, the Company brought a motion for judgment on the pleadings to have FTCR's Complaint in Intervention dismissed. That motion was heard on April 28, 2006. Subsequent to the hearing, FTCR filed an amended complaint in intervention, and the Company again filed a motion for judgment on the pleadings, which the Court denied at a hearing on July 31, 2006. In view of the then on-going settlement discussions with the Plaintiff, the Company did not seek further appellate review of the Court's ruling.

During the fall of 2005, counsel for the Plaintiff and the Company met on several occasions in an effort to resolve the case. FTCR was not invited to participate in these discussions. When Plaintiff and the Company were not able to reach a resolution, the Court ordered the parties to a settlement conference before another judge. On August 1, 2006, following three settlement conferences, the Company and the Plaintiff reached a preliminary settlement which was subject to completion of the class approval process and was also subject to objections and review by the Court. Prior to the hearing scheduled for October 30, 2006, the FTCR filed objections to the proposed settlement. Also, shortly before the hearing, the California DOI filed a letter with the Court contending that the terms of the settlement, which provided for a coupon to class members to be used toward the purchase of "new," not renewal business, constituted a "discount" of insurance rates and thus would be subject to the California DOI's approval. Following several delays and further briefing by the parties, at a hearing on February 5, 2007, the Court declined to give preliminary approval to the proposed settlement. Accordingly, upon the Company's request, the tentative ruling on the Company's demurrer and motion to strike was unsealed. The Court sustained the Company's demurrer to all but the Section 17200 claim, as well as a claim for alleged violation of Insurance Code Section 1861.02 which the parties subsequently stipulated to dismiss. The Court also granted the Company's request to strike the punitive damage claim. On February 27, 2007, the Court determined, at the Company's request, that the Court would initially evaluate the Company's defenses that its conduct was protected by the administrative estoppel and filed rate plan doctrines and thus the Company has no liability in the case and established a schedule for discovery and briefing on these issues. Thereafter, the Company and Plaintiff continued settlement discussions and ultimately were able to reach an agreement which has preliminarily been approved by the Court. The settlement provides for the Company to issue coupons to class members (who do not opt out of the class) that can be used towards new or renewal business in a minimum aggregate amount of $5 million, and if coupons up to that amount are not redeemed, the difference will go to charities to be designated by the Court. The Company submitted the filing to the California DOI for approval and the terms of the settlement were approved by the California DOI in September 2007. Accordingly, the Company has mailed notice of the settlement to all class members who will then have a period of time to object or opt out of the settlement if they choose not to participate. A settlement was approved by the Court on December 14, 2007. The Court also considered FTCR's request for attorney's fees and took the matter under submission. Prior to the Court's ruling on the matter, the Plaintiff agreed to reduce its $1,575,000 in agreed upon fees by $250,000, payable to FTCR, and the Company agreed to give FTCR an additional $250,000 for a total payment of attorneys' fees by the Company to Plaintiffs' counsel of $1,325,000 and to counsel for FTCR of $500,000 with any additional fees claimed by FTCR to come from any monies that remain available in the guaranteed $5 million that the Company has committed in the settlement after redemption of coupons issued to class members. The agreed upon counsel fees have been accrued as of December 31, 2007. The judgment will be final on March 25, 2008 unless an appeal is taken.

Although the Company continues to believe that it has strong defenses to the action, given the California DOI's actions in connection with the Company's application of the persistency discount, the proposed settlement is believed to be a favorable outcome of the case considering the cost, inconvenience and uncertainty of litigation. The Company accrued $5 million as a reduction in premiums in the second quarter of 2007 related to the settlement of this case.

In *Marissa Goodman, on her own behalf and on behalf of all others similarly situated v. Mercury Insurance Company* (Los Angeles Superior Court), filed June 16, 2002, the Plaintiff is challenging the Company's use of certain automated database vendors to assist in valuing claims for medical payments. The Plaintiff filed a motion seeking class action certification to include all of the Company's insureds from 1998 to the present who presented a medical payments claim, had the claim reduced using the computer program and whose claim did not reach the policy limits for medical payments. On January 11, 2007, the Court certified the requested class and class notice has been sent to approximately 14,000 class members. The Company has appealed the class certification ruling, and the Court of Appeal has stayed the case pending their review. The Plaintiff alleges that these automated databases systematically undervalue medical payment claims to the detriment of insureds. The Plaintiff is seeking actual and punitive damages. Similar lawsuits have been filed against other insurance carriers in the industry. The case has been coordinated with two other similar cases, and also with ten other cases relating to total loss claims. The Court denied the Company's Motion for Summary Judgment holding that there is an issue of fact as to whether Ms. Goodman sustained any damages as a result of the Company's handling of her medical payments claim. The Company and the Plaintiff have agreed to settle the claims for an amount that is immaterial to the Company's operations and financial position. The settlement is subject to review and approval by the Court. The Company expects the Court will approve the settlement. The ultimate outcome of this matter is not expected to be material to the Company's financial position.

On March 28, 2006, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessments issued against the Company for tax years 1993 through 1996 in which the California Franchise Tax Board disallowed a portion of the Company's expenses related to management services provided to its insurance company subsidiaries. As a result of this ruling, the Company recorded an income tax charge (including penalties and interest) of approximately $15 million, after federal tax benefit, in the first quarter of 2006. On April 24, 2007, the Company filed a complaint in the Superior Court for the City and County of San Francisco challenging the SBE decision and seeking recovery of the taxes, penalties and interest paid by the Company as a result of the SBE decision. The trial has been scheduled for April 28, 2008. The Company believes that the deduction of the expenses related to management services provided to its insurance company subsidiaries is appropriate and intends to vigorously prosecute the case.

In *Robert Krumme, On Behalf Of The General Public v. Mercury Insurance Company, Mercury Casualty Company, and California Automobile Insurance Company* (Superior Court for the City and County of San Francisco), the Court issued a modified injunction on July 11, 2005 that, among other things, required the Company to accept applications for insurance from any California licensed broker with limited exceptions, restricted the use of broker manuals and communications with brokers by the Company's field personnel, and required the Company to compensate brokers at the same rate based on volume of sales. The Company has implemented changes to its operations and believes that it is in compliance with the modified injunction. At the time the injunction was issued, the Court stated that it would consider vacating the modified injunction following a one year period of review of the changes in the Company's operations. In March 2007, the Company filed a motion seeking to vacate the modified injunction. At the hearing, the Court ordered that counsel be permitted to conduct a further limited investigation and to file a report for further consideration by the Court. The Company is unable to determine whether the modified injunction will be vacated or estimate the impact of the Court's decision regarding the modified injunction on future trends in earnings or loss ratios.

The Company is also involved in proceedings relating to assessments and rulings made by the California Franchise Tax Board. See Note 6 of Notes to Consolidated Financial Statements.

Note 11. Profit Sharing Plan

The Company, at the option of the Board of Directors, may make annual contributions to an employee Profit Sharing Plan (the "Plan"). The contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the Plan. The annual contribution was $1,900,000, $1,900,000 and $1,850,000 for 2007, 2006 and 2005, respectively.

The Plan includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. Company matching contributions, at a rate set by the Board of Directors, totaled $5,056,000, $4,512,000 and $3,861,000 for 2007, 2006 and 2005, respectively.

The Plan also includes an employee stock ownership plan ("ESOP") that covers substantially all employees. The Board of Directors authorized the Plan to purchase $1.2 million of the Company's common stock in the open market for allocation to the Plan participants. The Company recognized $1,200,000, $1,200,000 and $1,100,000 as compensation expense in 2007, 2006 and 2005, respectively.

Note 12. Share-Based Compensation

In May 1995, the Company adopted the 1995 Equity Participation Plan (the "1995 Plan") which succeeded a prior plan. In May 2005, the Company adopted the 2005 Equity Incentive Award Plan (the "2005 Plan") which succeeds the 1995 Plan. Share-based compensation awards may only be granted under the 2005 Plan. A combined total of 5,400,000 shares of Common Stock under the 1995 Plan and the 2005 Plan are authorized for issuance upon exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards. The maximum number of shares that may be issued under the 2005 Plan is 5,400,000. As of December 31, 2007, only options and restricted stock awards have been granted under these plans. Options granted for which the Company has recognized share-based compensation expense generally become exercisable 20% per year beginning one year from the date granted, are granted at the market price on the date of grant, and expire after 10 years. During 2006, the Company granted restricted stock awards to an employee and subsequently cancelled the total shares following her resignation in the same year. The Company has no restricted stock outstanding as of December 31, 2007.

No share-based compensation was recognized in 2005. The following table presents net income and earnings per common share in 2005 as if the Company had recognized share-based compensation using the fair-value-based method:

		2005
Net income, as reported	$	253,259,000
Deduct: Total share-based compensation determined under fair-value-based method for all awards, net of tax		(599,000)
Pro forma net income	$	252,660,000
Earnings per common share:		
Basic — as reported	$	4.64
Basic — pro forma	$	4.63
Diluted — as reported	$	4.63
Diluted — pro forma	$	4.62

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits resulting from the exercise of stock options as cash provided by operating activities in the consolidated statements of cash flows. SFAS No.123R requires the cash flows resulting from excess tax benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as cash provided by financing activities.

Cash received from option exercises during 2007, 2006 and 2005 was $2,173,000, $1,943,000 and $2,394,000, respectively. The excess tax benefit realized during 2007 and 2006 and the actual tax benefit realized during 2005 for the tax deduction from option exercises of the share-based payment awards totaled $273,000, $505,000 and $503,000, respectively.

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following grant-date assumptions and weighted-average fair values:

	Year ended December 31,					
		2007		2006		2005
Weighted-average fair value of grants	$	7.45	$	10.62	$	12.98
Expected volatility		17.87%-18.50%		20.56%-24.22%		26.44%-27.98%
Weighted-average expected volatility		18.14%		20.56%		26.44%
Risk-free interest rate		4.02%-4.91%		4.54%-5.00%		3.82%-4.31%
Expected dividend yield		3.77%-4.13%		3.41%-3.74%		2.87%-3.11%
Expected term in months		72		72		72

The risk free interest rate is determined based on U.S. Treasury yields with equivalent remaining terms in effect at the time of the grant. The expected volatility on the date of grant is calculated based on historical volatility over the expected term of the options. The expected term computation is based on historical exercise patterns and post-vesting termination behavior.

A summary of the stock option activity of the Company's plans in 2007 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregat Intrinsic Valu (in 000's
Outstanding at January 1, 2007	467,052	$ 44.81		
Granted	114,500	51.94		
Exercised	(60,307)	36.04		
Cancelled or expired	(44,000)	54.94		
Outstanding at December 31, 2007	477,245	$ 46.70	6.2	$ 2,50
Vested or expected to vest at December 31, 2007	477,245	$ 46.70	6.2	$ 2,50
Exercisable at December 31, 2007	277,545	$ 42.06	4.4	$ 2,45

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closin stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had al options been exercised on December 31, 2007. The aggregate intrinsic value of stock options exercised during 2007, 2006 and 2005 was $1,134,000 $1,661,000 and $2,780,000, respectively. The total fair value of options vested during 2007, 2006 and 2005 was $487,000, $886,000 and $827,000 respectively.

The following table summarizes information regarding stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg Exercise Pric
$ 21.75 to 29.77	27,245	2.3	$ 25.31	27,245	$ 25.31
$ 31.22 to 58.83	450,000	6.4	$ 47.99	250,300	$ 43.88

As of December 31, 2007, $1,683,000 of total unrecognized compensation cost related to non-vested stock options is expected to be recognize over a weighted-average period of 2.2 years.

Note 13. Earnings Per Share

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	2007			2006			2005		
	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Shar Amoun
Basic EPS									
Income available to common stockholders	$ 237,832	54,704	$ 4.35	$ 214,817	54,651	$ 3.93	$ 253,259	54,566	$ 4.64
Effect of dilutive securities:									
Options	—	125		—	135		—	151	
Diluted EPS									
Income available to common stockholders after assumed conversions	$ 237,832	54,829	$ 4.34	$ 214,817	54,786	$ 3.92	$ 253,259	54,717	$ 4.63

The diluted weighted shares excludes incremental shares of 88,000, 107,000 and 19,000 for 2007, 2006 and 2005, respectively. These shares are excluded due to their antidilutive effect.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Mercury General Corporation:

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury General Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mercury General Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008 expressed an unqualified opinion on the effectiveness of Mercury General Corporation and subsidiaries' internal control over financial reporting.

KPMG LLP

KPMG LLP
Los Angeles, CA
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Mercury General Corporation:

We have audited Mercury General Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mercury General Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mercury General Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mercury General Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
Los Angeles, California
February 25, 2008

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE AND PROCEDURES

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies which may be identified during this process.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based upon its assessment, the Company's management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on these criteria.

The Company's independent auditors have issued an audit report on the effectiveness of the Company's internal control over financial reporting.

CORPORATE CERTIFICATIONS

The Company has included as Exhibit 31 to its 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer regarding the Company's public disclosure. In addition, the Company has submitted to the New York Stock Exchange a certificate of its Chief Executive Officer certifying, without qualifications, that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

MARKET INFORMATION

PRICE RANGE OF COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange (symbol: MCY). The following table shows the high and low sales prices per share in each quarter during the past two years as reported in the consolidated transaction reporting system.

2006		High		Low
1st Quarter	$	59.90	$	53.72
2nd Quarter	$	58.89	$	52.44
3rd Quarter	$	56.61	$	48.75
4th Quarter	$	56.53	$	49.28

2007		High		Low
1st Quarter	**$**	**54.94**	**$**	**50.48**
2nd Quarter	**$**	**59.06**	**$**	**52.78**
3rd Quarter	**$**	**58.48**	**$**	**50.57**
4th Quarter	**$**	**56.30**	**$**	**48.76**

The closing price of the Company's common stock on February 15, 2008 was $46.79.

DIVIDENDS

Since the public offering of its common stock in November 1985, the Company has paid regular quarterly dividends on its common stock. During 2007 and 2006, the Company paid dividends on its common stock of $2.08 per share and $1.92 per share, respectively. On February 8, 2008, the Board of Directors declared a $0.58 quarterly dividend payable on March 27, 2008 to shareholders of record on March 17, 2008.

The common stock dividend rate has increased at least once each year since dividends were initiated in January 1986. For financial statement purposes, the Company records dividends on the declaration date. The Company expects to continue the payment of quarterly dividends; however, the continued payment and amount of cash dividends will depend upon, among other factors, the Company's operating results, overall financial condition, capital requirements and general business conditions.

For a discussion of certain restrictions on the payment of dividends to Mercury General by some of its insurance subsidiaries, see Note 8 of Notes to Consolidated Financial Statements.

SHAREHOLDERS OF RECORD

The approximate number of holders of record of the Company's common stock as of February 15, 2008 was 167.

CORPORATE INFORMATION

MERCURY GENERAL CORPORATION

Corporate Headquarters
4484 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 937-1060
Fax: (323) 857-7116

SUBSIDIARIES

Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Insurance Company of Florida
Mercury Indemnity Company of America
Mercury National Insurance Company
California Automobile Insurance Company
California General Underwriters Insurance Company, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services LLC
Mercury County Mutual Insurance Company*
American Mercury Insurance Company
American Mercury Lloyds Insurance Company*
Mercury Select Management Company, Inc.
American Mercury MGA, Inc.
Mercury Group, Inc.

* Controlled by Mercury General Corporation

CORPORATE COUNSEL

Latham & Watkins LLP
Los Angeles, California

INDEPENDENT AUDITORS

KPMG LLP
Los Angeles, California

TRANSFER AGENT & REGISTRAR

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone Number: 866-214-7508
Website: www.bnymellon.com/shareowner/isd

SHAREHOLDER COMMUNICATIONS

For access to all news releases and other relevant Company information, visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-7123.

ANNUAL MEETING

The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 14, 2008 at 10:00 a.m. at the Wilshire Plaza Hotel, 3515 Wilshire Boulevard, Los Angeles, California. There were approximately 167 holders of record on February 15, 2008.

SEC FORM 10-K

Additional copies of this report and an annual report filed with the Securities and Exchange Commission on Form 10-K are available without charge upon written request to the Chief Financial Officer of the Company at the corporate headquarters or on the website at www.mercuryinsurance.com.

"Hi. I am your local Mercury agent. How can I help you?"





Along with thousands of other independent agents across the country, I am proud to offer you personalized, professional and friendly service. I like being on a first-name basis with my customers, because you are more than a customer to me and our relationship is built on trust because you know I always have your best interests in mind.

"Call me any time, even if it's just to say hi."

(866) 602-0242 or visit us today at www.mercuryinsurance.com.


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INSURANCE GROUP
www.mercuryinsurance.com

END